UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 2, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz—WpHG) regarding quarterly financial reports, and comprises Condensed Interim Consolidated Financial Statements and an Interim group management report in accordance with section 37x (3) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2012, which includes a detailed analysis of our operations and activities.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

KEY FIGURES Q3 AND FIRST NINE MONTHS OF FISCAL 20131,2

unaudited; in millions of €, except where otherwise stated

VOLUME
	Q3 2013	Q3 2012	Actual	% Change	1st nine months			% Change
				Adjusted[3]	2013	2012	Actual	Adjusted[3]
Continuing operations
Orders	21,141	17,770	19%	21%	61,984	55,458	12%	12%
Revenue	19,248	19,542	(2)%	(1)%	55,404	56,741	(2)%	(3)%

EARNINGS
	Q3 2013	Q3 2012		% Change	1st nine months			% Change
					2013	2012
Total Sectors
Adjusted EBITDA	1,823	2,299		(21)%	5,855	6,735		(13)%
Total Sectors profit	1,261	1,817		(31)%	4,175	5,347		(22)%
in % of revenue (Total Sectors)	6.5%	9.2%			7.5%	9.3%
Continuing operations
Adjusted EBITDA	1,831	2,343		(22)%	6,044	7,085		(15)%
Income from continuing operations	1,004	1,152		(13)%	3,131	3,417		(8)%
Basic earnings per share (in € )[4]	1.16	1.28		(9)%	3.64	3.81		(4)%
Continuing and discontinued operations
Net income	1,098	770		43%	3,341	3,092		8%
Basic earnings per share (in € )[4]	1.27	0.85		50%	3.88	3.43		13%

CAPITAL EFFICIENCY
		Q3 2013		Q3 2012	1st nine months 2013			1st nine months 2012
Continuing operations
Return on capital employed (ROCE) (adjusted)		13.1%		14.5%		13.5%		15.3%

CASH PERFORMANCE
		Q3 2013		Q3 2012	1st nine months 2013			1st nine months 2012
Continuing operations
Free cash flow		973		899		915		418
Cash conversion rate		0.97		0.78		0.29		0.12
Continuing and discontinued operations
Free cash flow		1,053		967		992		291
Cash conversion rate		0.96		1.26		0.30		0.09

LIQUIDITY AND CAPITAL STRUCTURE
	June 30, 2013				September 30, 2012
Cash and cash equivalents				6,071				10,891
Total equity (Shareholders of Siemens AG)				27,393				30,855
Net debt				16,219				9,292
Adjusted industrial net debt				8,911				2,271

EMPLOYEES (IN THOUSANDS)
	June 30, 2013				September 30, 2012
	Continuing operations		Total[5]		Continuing operations			Total[6]
Employees		368		404		370		410
Germany		119		129		119		130
Outside Germany		249		275		251		280

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP
2	April 1 - June 30, 2013 and October 1, 2012 - June 30, 2013.
3	Adjusted for portfolio and currency translation effects.
4	Basic earnings per share - attributable to shareholders of Siemens AG. For fiscal 2013 and 2012 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 843,107 and 879,228 and for the first nine months to 844,046 and 877,466 shares, respectively.
5	Calculated by dividing adjusted industrial net debt as of June 30, 2013 and 2012 by annualized adjusted EBITDA.
6	Continuing and discontinued operations.

INTERIM GROUP MANAGEMENT REPORT

OVERVIEW OF FINANCIAL RESULTS FOR THE THIRD QUARTER OF FISCAL 2013

(THREE MONTHS ENDED JUNE 30, 2013)

•	Orders for the third quarter rose 19% year-over-year, to €21.141 billion. Revenue was €19.248 billion, 2% below the prior-year level.

•	The book-to-bill ratio was 1.10, and Siemens’ order backlog reached a new high at €102 billion.

•	Total Sectors profit declined to €1.261 billion, due primarily to third-quarter charges totaling €436 million for the “Siemens 2014” productivity improvement program.

•	Income from continuing operations was lower year-over-year, at €1.004 billion.

•	Net income rose to €1.098 billion. Corresponding basic EPS was €1.27, up from €0.85 in the prior-year period.

•	Free cash flow from continuing operations increased to €973 million.

Management’s perspective on third-quarter results. Our previous expectations for our markets are not likely to materialize. We therefore no longer expect to achieve a Total Sectors profit margin of at least 12% for fiscal 2014. We will continue to rigorously execute agreed measures under the Siemens 2014 program, to close the gap to our competitors. With the listing of OSRAM and sale of our stake in NSN, Siemens already has a clearer strategic focus.

Significant rise in orders, slight decline in revenue. Third-quarter orders rose 19% year-over-year, lifted by a higher volume of large orders. On a comparable basis, excluding currency translation and portfolio effects, orders were 21% higher. Reported revenue was 2% below the level a year earlier, and on a comparable basis revenue was less than 1% below the prior-year level. The book-to-bill ratio for Siemens was 1.10, and the order backlog (defined as the sum of the order backlogs of the Sectors) increased to a new high at €102 billion.

Orders climb on major contract win. Orders in the Infrastructure & Cities Sector rose on a contract win worth €3.0 billion for trains and maintenance in the U.K., one of Siemens’ largest train orders. Orders for the other three Sectors were close to their respective levels in the third quarter a year ago. On a geographic basis, the region comprising Europe, Commonwealth of Independent States (C.I.S.), Africa and Middle East reported sharp order growth due primarily to the large order mentioned above. Orders came in lower in the Asia, Australia and Americas regions. Emerging markets (according to the International Monetary Fund’s definition of Emerging Market and Developing Economies) on a global basis grew 6% year-over-year, and accounted for €7.096 billion, or 34%, of total orders for the quarter.

Revenue development shows mixed picture. The Sectors Infrastructure & Cities and Healthcare reported higher revenue compared to the prior-year quarter, with a majority of businesses in each Sector contributing to growth. These increases were more than offset by revenue declines in Energy and Industry compared to the third quarter a year earlier. On a regional basis, revenue rose in Asia, Australia and Europe, C.I.S., Africa, Middle East. In contrast, revenue fell in the Americas due primarily to the wind power market in the U.S. Emerging markets on a global basis reported a 2% increase in revenue year-over-year, and accounted for €6.458 billion, or 34%, of total revenue for the third quarter.

Update on “Siemens 2014.” In the third quarter, Siemens continued to implement “Siemens 2014,” a company-wide program aimed at improving profitability in the Sectors. One condition required for reaching the program’s ambitious target margin was a return to moderate revenue growth in fiscal 2014. This growth is not expected to materialize, due mainly to the market environment. As a result, Siemens no longer expects to achieve a Total Sectors profit margin of at least 12% by fiscal 2014. Measures for optimizing Siemens’ portfolio and reducing costs are largely on track.

Cost reduction measures in the Sectors focused primarily on improving regional footprints, adjusting capacity, and increasing process efficiency. These measures resulted in charges of €436 million overall, taken primarily in Infrastructure & Cities (€180 million), Industry (€140 million), and Energy (€102 million). Healthcare, which launched its productivity improvement measures a year ahead of “Siemens 2014,” recorded €14 million in related charges. Siemens expects substantial additional charges for “Siemens 2014” in the fourth quarter of the fiscal year.

Total Sectors profit declines on “Siemens 2014” charges. Total Sectors profit was €1.261 billion in the third quarter, down from the prior-year level due primarily to the “Siemens 2014” charges mentioned above. While Healthcare increased its profit year-over-year to €499 million, the other three Sectors reported lower profit compared to the prior-year period. Energy recorded a €91 million profit impact related to inspecting and retrofitting onshore wind turbine blades, and reported profit of €430 million. Industry’s profit declined to €347 million, and Infrastructure & Cities posted a loss of €15 million due to “Siemens 2014” charges.

Positive effect from progress with portfolio optimization. Income from continuing operations came in at €1.004 billion, down from €1.152 billion a year earlier. Corresponding basic EPS was €1.16 in the current period compared to €1.28 a year earlier. The main factor in the decline was lower Total Sectors profit. This was partly offset by improved results outside the Sectors. In particular, Equity Investments included a positive €301 million stemming from a partial reversal of a fiscal 2009 impairment on our stake in Nokia Siemens Networks B.V. (NSN). In addition, the equity investment loss related to Siemens’ stake in NSN narrowed year-over-year.

Net income rises on income from discontinued operations. Net income for the third quarter increased to €1.098 billion from €770 million a year earlier. Corresponding basic EPS rose to €1.27 from €0.85 in the prior-year period. These increases were due primarily to discontinued operations, which recorded income of €94 million compared to a loss of €382 million a year earlier. The primary factor in this improvement was a positive contribution of €42 million from OSRAM, compared to a negative €354 million in the third quarter a year earlier. That prior-year period included a negative catch-up effect of €443 million (pretax), arising when Siemens deemed it no longer highly probable to complete its original plan to dispose of OSRAM via an initial public offering. After the close of the third quarter, Siemens completed the spin-off and listing of OSRAM. As of June 30, 2013, Siemens recognized a spin-off liability amounting to €2.2 billion, reflecting 80.5% of the fair value of OSRAM. For further information regarding OSRAM, see Notes 2 and 18 in Notes to Condensed Interim Consolidated Financial Statements. Income from discontinued operations related to Siemens IT Solutions and Services was a positive €47 million in the current period compared to a negative €10 million in the same period a year ago.

Increase in operating net working capital holds back Free cash flow. Free cash flow from continuing operations increased to €973 million from €899 million in the same period a year ago. Free cash flow was held back by an increase in operating net working capital of €1.3 billion, in part due to outstanding customer payments in the project business particularly in Energy and Infrastructure & Cities.

ROCE declines on lower income from continuing operations. On a continuing basis, ROCE (adjusted) decreased to 13.1%, compared to 14.5% a year earlier. The difference was due to lower income from continuing operations, while average capital employed was nearly unchanged year-over-year.

Decrease in pension plan underfunding. The estimated underfunding of Siemens’ pension plans as of June 30, 2013 amounted to €8.5 billion, compared to an estimated underfunding of €9.0 billion at the end of the second quarter. Siemens’ defined benefit obligation (DBO) decreased in the third quarter due to an increase in the discount rate assumption as of June 30, 2013.

RESULTS OF SIEMENS FOR THE NINE MONTHS ENDED JUNE 30, 2013

Orders and revenue

In the first nine months, Siemens won major long-cycle contracts for trains and offshore wind farms that drove a 12% increase in orders year-over-year. In contrast, revenue came in 2% lower compared to the prior-year period. The book-to-bill ratio for Siemens was 1.12, and the order backlog increased to €102 billion.

	Orders (location of customer)
	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	35,176	28,041	25%	26%	(1)%	1%
therein Germany	9,222	7,473	23%	23%	0%	0%
Americas	15,617	15,609	0%	0%	0%	1%
therein U.S.	10,349	11,317	(9)%	(10)%	1%	1%
Asia, Australia	11,190	11,808	(5)%	(5)%	(1)%	1%
therein China	4,972	4,501	10%	9%	1%	1%
Siemens	61,984	55,458	12%	12%	(1)%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers increased 12% compared to the prior-year period. The Infrastructure & Cities and Energy Sectors both won a number of major orders, including a contract win worth €3.0 billion for trains and maintenance in the U.K., which drove their double-digit order increases compared to the prior-year period. Healthcare showed slight order growth year-over-year with increases in most of its businesses. The market environment for Industry in the first nine months of fiscal 2013 was clearly more challenging than a year earlier and as a result orders for the Sector showed a clear and broad-based decline.

In the region comprising Europe, C.I.S., Africa, and the Middle East, nine-month orders increased substantially driven by double-digit increases in Energy and Infrastructure & Cities, due to higher volumes from large orders. Orders were stable year-over-year in the Americas, where a double-digit increase in Energy was offset by declines in the other Sectors. In the region Asia, Australia, Infrastructure & Cities showed a double- digit increase and Healthcare orders increased moderately compared to the first nine months a year ago. This growth was more than offset by a double-digit order decline in Energy and a moderate decline in Industry in the region. Emerging markets on a global basis grew more slowly than orders overall, at 8% year-over-year, and accounted for €20.925 billion, or 34%, of total orders for the first nine months of fiscal 2013.

	Revenue (location of customer)
	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	28,786	29,139	(1)%	(2)%	0%	0%
therein Germany	7,800	8,081	(3)%	(4)%	0%	0%
Americas	15,765	16,582	(5)%	(5)%	0%	1%
therein U.S.	11,015	12,303	(10)%	(11)%	0%	0%
Asia, Australia	10,854	11,019	(1)%	(1)%	(1)%	1%
therein China	4,268	4,475	(5)%	(6)%	1%	0%
Siemens	55,404	56,741	(2)%	(3)%	0%	1%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers declined 2% compared to the prior-year nine-month period, due in part to weaker investment sentiment in recent quarters. Slight increases in Infrastructure & Cities and Healthcare were more than offset by moderate declines in Energy and Industry.

Revenue declined slightly in the region Europe, C.I.S., Africa, Middle East, where a moderate increase at Infrastructure & Cities was more than offset by declines in the other Sectors. In the Americas revenue was down moderately, on declines in all Sectors. Asia, Australia also showed a slight decline in revenue, as clear growth in Healthcare was more than offset by declines in Industry and Energy. Emerging markets on a global basis were up 1% year-over-year, and accounted for €18.363 billion, or 33%, of total revenue for the first nine months.

Consolidated Statements of Income

	Nine months ended June 30,
	2013	2012	% Change
	(in millions of €)
Gross profit	15,430	16,174	(5)%
as percentage of revenue	27.8%	28.5%	—
Research and development expenses	(3,122)	(3,137)	—
as percentage of revenue	5.6%	5.5%	—
Marketing, selling and general administrative expenses	(8,336)	(8,101)	(3)%
as percentage of revenue	15.0%	14.3%	—
Other operating income	277	322	(14)%
Other operating expense	(250)	(171)	(46)%
Income (loss) from investments accounted for using the equity method, net	352	(391)	n/a
Interest income	710	704	1%
Interest expense	(578)	(576)	—
Other financial income (expense), net	(103)	87	n/a
Income from continuing operations before income taxes	4,380	4,911	(11)%
Income taxes	(1,249)	(1,494)	16%
as percentage of income from continuing operations before income taxes	29%	30%	—
Income from continuing operations	3,131	3,417	(8)%
Income (loss) from discontinued operations, net of income taxes	210	(326)	n/a
Net income	3,341	3,092	8%
Net income attributable to non-controlling interests	64	79	—
Net income attributable to shareholders of Siemens AG	3,277	3,013	9%

Income from continuing operations before income taxes for the first nine months declined to €4.380 billion from €4.911 billion a year earlier, due primarily to €593 million in charges in the Sectors for the “Siemens 2014” program. These charges resulted from measures taken in the current period to reduce costs by improving regional footprints, adjusting capacity, and increasing process efficiency. All Sectors took a portion of these charges. They were recognized primarily in cost of goods sold (and, accordingly, in gross profit) and in marketing, selling and general administrative expenses which as a result increased compared to the prior-year period. In addition to the “Siemens 2014” program charges, gross profit was held back by lower capacity utilization in Industry as well as pricing pressure and a less favorable business mix in a number of Siemens businesses. In contrast, project charges were lower year-over-year, with a substantial decline in Energy more than offsetting an increase in Infrastructure & Cities.

Income from investments accounted for using the equity method, net was €352 million in the first nine months of fiscal 2013, compared to a loss of €391 million in the same period a year earlier. The major factor in this positive swing was the equity investment result related to our stake in Nokia Siemens Networks B.V. (NSN), which was a loss of €76 million in the current nine months compared to a loss of €768 million in the same period a year earlier. The change was due in part to a positive effect of €301 million in the current period, stemming from a partial reversal of a fiscal 2009 impairment of our stake in NSN. Improved results related to NSN were partly offset by a loss of €93 million related to our share in Enterprise Networks Holding B.V. (EN). The loss was due largely to additions to Siemens’ net investment in EN, which resulted in the recognition of previously unrecognized losses. The prior-year period benefited from a gain of €78 million on the sale of a portion of Financial Services’ (SFS) stake in Bangalore International Airport Limited.

Other financial income (expense), net was a negative €103 million, compared to a positive €87 million in the first nine months a year earlier. The current period included impairments of investments in Healthcare and SFS. The same period a year earlier included a gain of €87 million from the sale of our interest in OAO Power Machines.

The effective tax rate was 29% in the current reporting period, compared to 30% in the same period a year earlier.

As a result of the developments described above, Income from continuing operations decreased 8%.

Income from discontinued operations, net of income taxes in the first nine months of fiscal 2013 was €210 million, compared to a loss of €326 million in the first nine months of fiscal 2012. This positive swing was due mainly to OSRAM, which posted a profit of €178 million in the current period, compared to a loss of €218 million in the first nine months of fiscal 2012. The prior-year amount for OSRAM included a negative catch-up effect of €443 million (pretax), arising when we deemed it no longer highly probable to complete our original plan to dispose of OSRAM via an initial public offering. We subsequently completed the spinoff and listing of OSRAM according to a new plan, in the fourth quarter of fiscal 2013.

In addition, the loss from discontinued operations, net of income taxes in the first nine months of fiscal 2012 included a burden of €142 million (pretax) from a settlement related to Greece. For additional information on discontinued operations, see Note 2 in Notes to Condensed Interim Consolidated Financial Statements.

As a result, nine-month net income for Siemens was 8% higher than in the same period a year earlier. Net income attributable to shareholders of Siemens AG increased to €3.277 billion.

Portfolio activities

At the beginning of January 2013, Siemens acquired all of the shares in LMS International NV, Belgium (LMS), a leading provider of mechatronic simulation solutions. With the acquisition, which is being integrated in the Industry Sector’s Industry Automation Division, Siemens intends to expand and complement the Industry Sector’s product lifecycle management portfolio with mechatronic simulation and testing software. The preliminary purchase price amounts to €702 million (including €32 million cash acquired).

At the beginning of May 2013, Siemens acquired all the shares of six entities constituting the rail automation business of Invensys plc., U.K. (Invensys Rail). With the acquisition, which is being integrated in the Infrastructure & Cities Sector’s Mobility and Logistics Division, Siemens intends to expand and complement the Infrastructure & Cities Sector’s rail automation business. The preliminary purchase price amounts to €2.037 billion (including €57 million cash acquired) of which €472 million was paid to the Invensys Pension Trust.

At the beginning of the fourth quarter of fiscal 2013, Siemens successfully completed the spin-off and listing of OSRAM and also announced the planned sale of its share in NSN.

For further information on portfolio activities, see Equity Investments and Subsequent events in the Interim Group Management Report and Note 2 in Notes to Condensed Interim Consolidated Financial Statements.

SEGMENT INFORMATION ANALYSIS FOR THE NINE MONTHS ENDED JUNE 30, 2013

Energy Sector

Sector	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	1,392	1,737	(20)%
Profit margin	7.2%	8.6%
Orders	21,188	18,244	16%	15%	0%	1%
Revenue	19,201	20,089	(4)%	(5)%	0%	1%

(1)	Excluding currency translation and portfolio effects.

Energy reported a profit of €1.392 billion for the first nine months of fiscal 2013, down 20% year-over-year. The Sector took €149 million in charges under the “Siemens 2014” program, primarily for reducing the Sector’s cost structure, adjusting capacity and optimizing its regional footprint. Profit was also held back by €91 million in charges in the Wind Power Division related to inspecting and retrofitting onshore turbine blades mainly in the U.S. Fossil Power Generation contributed lower earnings than a year earlier, but still accounted for most of the Sector’s profit and was the highest profit performer among all Siemens Divisions. Profit at Oil & Gas declined due mainly to charges related to Iran, and Wind Power’s profit was also lower year-over-year, due mainly to the burden mentioned above. Power Transmission narrowed its loss compared to the prior-year period, due mainly to substantially lower project charges year-over-year. The solar business, which was reclassified to continuing operations in the second quarter and is reported within Energy on a retrospective basis, posted a loss of €225 million compared to a loss of €76 million in the same period a year earlier.

Revenue declined 4% compared to the prior-year period on decreases in all Divisions and all three reporting regions, while orders came in 16% higher due mainly to large orders at Wind Power. Order intake increased substantially in Europe, C.I.S., Africa, Middle East, due mainly to the higher volume from large orders at Wind Power. Order intake was significantly higher in the Americas, while orders declined substantially in the Asia, Australia region. The book-to-bill ratio for Energy was 1.10, and its order backlog was €55 billion at the end of the period.

Businesses	Orders
	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	7,802	7,751	1%	0%	0%	0%
Wind Power	5,083	2,627	93%	93%	0%	0%
Oil & Gas	4,073	3,778	8%	5%	0%	3%
Power Transmission	4,168	4,273	(2)%	(2)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	7,461	8,172	(9)%	(9)%	0%	0%
Wind Power	3,555	3,595	(1)%	(1)%	0%	0%
Oil & Gas	3,816	3,880	(2)%	(5)%	0%	3%
Power Transmission	4,418	4,576	(3)%	(3)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Nine months ended June 30,			Nine months ended June 30,
	2013	2012	% Change	2013	2012
	(in millions of €)
Fossil Power Generation	1,305	1,557	(16)%	17.5%	19.1%
Wind Power	126	170	(26)%	3.6%	4.7%
Oil & Gas	282	329	(14)%	7.4%	8.5%
Power Transmission	(114)	(262)	57%	(2.6)%	(5.7)%

Fossil Power Generation generated profit of €1.305 billion in the first nine months of fiscal 2013, significantly below the profit of €1.557 billion in the first nine months of fiscal 2012. The Division recorded €67 million in charges for the “Siemens 2014” program. Profit development was also held back by a decline in revenue, a lower contribution from the service business, and a less favorable revenue mix in the products business. Reported profit in the first nine months of fiscal 2012 included an €87 million gain on the Division’s divestment of its joint venture stake in OAO Power Machines. Revenue was 9% lower year-over-year, resulting mainly from declining order intake for turnkey projects in prior quarters. On a geographic basis, revenue declined significantly in the Europe, C.I.S., Africa, Middle East region. Order intake was up 1%, as increases in the Americas and Europe, C.I.S., Africa, Middle East regions were almost offset by a substantial decrease in Asia, Australia.

Profit at Wind Power of €126 million in the first nine months of fiscal 2013 was substantially lower than in the same period a year earlier. Both periods included burdens on profit. In the current period, the Division took €91 million in charges related to inspecting and retrofitting onshore turbine blades mainly in the U.S. A year earlier, profit was held back by a €32 million provision related to a wind turbine component from an external supplier and a charge of €20 million related to capacity adjustment. Revenue was close to the prior-year level as a sharp decline in the Americas was almost offset by increases in other regions. Order intake almost doubled year-over-year, due mainly to a much higher volume from large orders, which included several large offshore wind-farms in Europe, C.I.S., Africa, Middle East.

Nine-month profit at Oil & Gas declined year-over-year, to €282 million. A more favorable revenue mix was more than offset by €46 million in charges in the first quarter resulting from compliance with newly enacted sanctions on Iran, primarily on its oil and gas industries, and €25 million in charges for the “Siemens 2014” program. Revenue was slightly lower compared to the same period a year earlier. Order intake was up 8% as increases in Europe, C.I.S., Africa, Middle East and the Americas more than offset a decline in Asia, Australia.

Power Transmission sharply reduced its nine-month loss compared to a year earlier, to €114 million. The Division took €134 million in project charges related mainly to grid connections to offshore wind-farms, compared to €503 million in charges in the prior-year period. With respect to two of these projects, material milestones are expected to be reached in the fourth quarter of fiscal 2013, including the technically highly complex and challenging transport and installation of these platforms for grid connections. In addition, it recorded €51 million in charges for the “Siemens 2014” program. Furthermore, profit development in the current period was held back by margin impacts related to these projects and by conversion of orders booked in prior periods with significant pricing pressure. In addition, operational challenges strongly cut back profit in the transformers and high-voltage products businesses. The prior-year period benefited from the release of a provision of €64 million related to successful project completion. Current nine-month revenue was down 3% year-over-year as declines in Europe, C.I.S., Africa, Middle East and Asia, Australia were partly offset by an increase in the Americas. Orders came in 2% lower compared to the prior-year period, due in part to more selective order intake in Europe, C.I.S., Africa, Middle East. This was partly offset by order increases in other regions. The Division expects continuing challenges in coming quarters.

Healthcare Sector

Sector	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	1,447	1,184	22%
Profit margin	14.6%	12.0%
Orders	9,890	9,846	0%	1%	(1)%	0%
Revenue	9,897	9,857	0%	1%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

For the first nine months of fiscal 2013, profit in the Healthcare Sector rose to €1.447 billion, led by earnings performances in its imaging and therapy systems businesses. Profit development benefited from lower charges associated with the Sector’s ongoing Agenda 2013 initiative which declined to €35 million from €144 million in the prior-year period. Measures associated with this initiative resulted in an improved cost position. The current period was burdened by a €36 million impairment of an investment at Diagnostics in Italy. Effective January 1, 2013, results for Healthcare include an excise tax on medical devices which was introduced in the U.S., and affects most businesses in the Sector. For comparison, the prior-year period benefited from the successful pursuit of a patent infringement claim of €34 million.

Diagnostics contributed €268 million to Sector profit, up significantly from €227 million in the prior-year period. Profit development followed the pattern for the Sector with regard to Agenda 2013, including lower charges and improvements in cost position. In particular, the charges fell to €13 million from €66 million in the prior-year period. The current period included the €36 million profit burden mentioned above for the Sector. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €128 million in the first nine months. A year earlier, Diagnostics recorded €129 million in PPA effects.

Healthcare revenue and orders remained stable year-over-year. On a regional basis, clear revenue growth from Asia, Australia was largely offset by lower revenue in the other regions. Orders grew moderately in Asia, Australia but declined in the Americas. The book-to-bill ratio was 1.00, and Healthcare’s order backlog was €7 billion at the end of the first nine months.

Revenue at Diagnostics was nearly unchanged year-over year, at €2.916 billion in the current period compared to €2.914 billion in the prior-year period. Diagnostics showed the same development as the Sector with regard to the regions.

Industry Sector

Sector	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	1,196	1,740	(31)%
Profit margin	8.4%	11.7%
Orders	14,268	15,161	(6)%	(7)%	0%	1%
Revenue	14,243	14,874	(4)%	(4)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

While the market environment for Industry in the first nine months of fiscal 2013 was clearly more challenging than a year earlier, the Sector saw signs of stabilizing at the end of the current period. This was particularly evident for the Sector’s short-cycle businesses. Due mainly to lower capacity utilization and a less favorable business mix, particularly in the first half of the current fiscal year, profit at Industry declined to €1.196 billion. Another major factor in the decline was €197 million in charges in the current period for the “Siemens 2014” program primarily to reduce costs associated with administrative processes and improve the Sector’s global footprint.

Revenue and orders for Industry in the first nine months were down 4% and 6%, respectively, including declines in both Divisions and the metals technologies business. On a geographic basis, revenue and orders declined in all three reporting regions, including double-digit declines in orders in the Americas. The Sector’s book-to-bill ratio was 1.00 and its order backlog at the end of the first nine months of fiscal 2013 was €11 billion.

Businesses	Orders
	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	6,705	7,160	(6)%	(7)%	0%	1%
Drive Technologies	6,614	7,071	(6)%	(7)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	6,695	6,915	(3)%	(4)%	0%	1%
Drive Technologies	6,634	7,029	(6)%	(6)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	Nine months ended June 30,			Nine months ended June 30,
	2013	2012	% Change	2013	2012
	(in millions of €)
Industry Automation	745	931	(20)%	11.1%	13.5%
Drive Technologies	443	684	(35)%	6.7%	9.7%

Nine-month profit at Industry Automation declined to €745 million from €931 million a year earlier, as lower revenue reduced capacity utilization and resulted in a less favorable revenue mix compared to the prior-year period. These factors were most prominent during the first six months. Toward the end of the current period, markets for Industry Automation saw signs of stabilizing and the Division’s business mix began to improve year-over-year. In the current nine months, Industry Automation took €78 million in charges for “Siemens 2014.” Revenue and orders were down 3% and 6%, respectively, on declines in most of the Division’s businesses. A notable exception was the Division’s industrial IT and software business, which benefited from recent acquisitions, including LMS. Revenue remained nearly stable in Asia, Australia and in Europe, C.I.S., Africa, Middle East, while it declined clearly in the Americas. The decline in orders was spread evenly across the regions. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €111 million in the current period and €110 million in the prior-year period. PPA effects related to long-lived assets from the second-quarter acquisition of LMS were €22 million for the current nine months. Effects from deferred revenue adjustments and inventory step-ups related to LMS totaled an additional €28 million.

Profit at Drive Technologies for the first nine months declined to €443 million in the current period, down from €684 million a year earlier. This decline was due mainly to less favorable market conditions for the Division’s higher-margin short-cycle businesses and offerings for renewable energy year-over-year. Furthermore, profit in the current period was burdened by €96 million in charges for “Siemens 2014.” Revenue and orders were down 6% on declines in all three reporting regions.

Infrastructure & Cities Sector

Sector	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	140	686	(80)%
Profit margin	1.1%	5.5%
Orders	17,078	12,760	34%	35%	(2)%	1%
Revenue	12,658	12,582	1%	0%	0%	1%

(1)	Excluding currency translation and portfolio effects.

Profit for the first nine months in Infrastructure & Cities was €140 million, down sharply from €686 million a year earlier. The two main factors in the decline were sharply higher project charges in the

Transportation & Logistics Business, including €260 million related to high-speed trains, and €212 million in charges for “Siemens 2014,” taken mainly for increasing cost efficiency in the rail business and improving Building Technologies’ setup in Europe. As a result, profit at Transportation & Logistics turned negative and profit at Building Technologies declined year-over-year. In contrast, Power Grid Solutions & Products improved its profit compared to the prior-year period.

Revenue came in slightly above the prior-year level, as higher revenue at Power Grid Solutions & Products and Transportation & Logistics more than offset a decline at Building Technologies. Orders rose by more than one third year-over-year, driven by Transportation & Logistics with a sharply higher volume from major orders year-over-year including an order worth €3.0 billion for trains and maintenance in the U.K. On a geographic basis, revenue rose in Europe, C.I.S., Africa, Middle East, remained level in Asia, Australia and declined in the Americas. Europe, C.I.S., Africa, Middle East and Asia, Australia posted double-digit order growth, while the Americas reported a slight decline. The Sector’s book-to-bill ratio was 1.35 and its order backlog at the end of the first nine months of fiscal 2013 increased to €29 billion.

Businesses	Orders
	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	8,289	4,155	99%	102%	(5)%	3%
Power Grid Solutions & Products	4,753	4,613	3%	3%	0%	0%
Building Technologies	4,245	4,228	0%	0%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Revenue
	Nine months ended June 30,		% Change		therein
	2013	2012	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics	4,333	4,264	2%	(1)%	0%	3%
Power Grid Solutions & Products	4,369	4,284	2%	2%	0%	0%
Building Technologies	4,158	4,221	(1)%	(2)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin
	Nine months ended June 30,			Nine months ended June 30,
	2013	2012	% Change	2013	2012
	(in millions of €)
Transportation & Logistics	(370)	163	n/a	(8.5)%	3.8%
Power Grid Solutions & Products	300	258	16%	6.9%	6.0%
Building Technologies	183	226	(19)%	4.4%	5.3%

The Transportation & Logistics Business posted a loss of €370 million in the first nine months of fiscal 2013 compared to a profit of €163 million a year earlier. The largest factor in the change was sharply higher project charges year-over-year, which included the above mentioned €260 million for delays for receiving certification for new high-speed trains in the current period, up from €69 million for these matters in the same period a year earlier. In addition, the Business took €118 million in charges for “Siemens 2014.” Profitability was influenced also by low margins associated with large long-term contracts. The acquisition of Invensys Rail during the third quarter of fiscal 2013 led to €42 million in transaction and integration costs. PPA effects related to the Invensys Rail acquisition were €11 million in the current period. Revenue increased slightly while orders nearly doubled year-over-year, due to the large orders mentioned above, particularly in the U.K. The Transportation & Logistics Business expects continuing challenges in coming quarters related to fulfillment of certain contracts for high-speed rail projects.

The Power Grid Solutions & Products Business increased its profit for the first nine months of the fiscal year by 16% year-over-year, to €300 million. This was due primarily to a substantially improved profit performance at the Low and Medium Voltage Division compared to the prior-year period. The Smart Grid Division kept nine-month profit stable year-over-year. Charges for “Siemens 2014” totaled €23 million. Both revenue and orders rose compared to the prior-year period. The revenue increase of 2% included higher revenue in Asia, Australia and the Americas, partly offset by a slight decline in Europe, C.I.S., Africa, Middle East. Order growth of 3% year-over-year was supported by double-digit increases in Europe, C.I.S., Africa, Middle East and Asia, Australia, which more than offset a moderate decline in the Americas.

Profit at Building Technologies came in at €183 million for the first nine months of the current fiscal year, below the prior-year level due to €71 million in “Siemens 2014” charges. Selective order intake resulted in a more favorable business mix compared to the prior-year period, particularly including the Division’s higher-margin product and service businesses. Revenue declined slightly year-over-year and orders remained stable.

Equity Investments

Equity Investments posted a profit of €286 million in the current nine-month period, compared to a loss of €593 million a year earlier. This improvement was due mainly to a substantially smaller loss related to our share in NSN. The loss was €76 million in the first nine months of fiscal 2013 compared to a loss of €768 million in the prior-year period. NSN reported to Siemens that in the first nine months of fiscal 2013 it took €694 million in restructuring charges and other associated items, including net charges related to country and contract exits. Restructuring charges and other associated items totaled €985 million in the same period a year earlier. Results related to NSN in the current period also benefited from a positive effect of €301 million stemming from partial reversal of a fiscal 2009 impairment of our stake in NSN. Improved results related to NSN were partly offset by a loss of €93 million related to our share in EN. The loss was due largely to additions to Siemens’ net investment in EN, which resulted in the recognition of previously unrecognized losses.

After the end of the third quarter of fiscal 2013, Siemens and Nokia Corporation (Nokia) signed an agreement that Nokia will acquire our 50% stake in NSN for a purchase price of €1.700 billion. The cash consideration amounts to €1.200 billion and the remaining €500 million comprise a loan to Nokia, maturing one year after the close of the transaction. Closing is expected in the fourth quarter of fiscal 2013.

Financial Services (SFS)

	Nine months ended June 30,
	2013	2012	% Change
	(in millions of €)
Income before income taxes	303	379	(20)%

	June 30, 2013	September 30, 2012
Total assets	18,046	17,405	4%

SFS continued to execute its growth strategy. Higher total assets year-over-year helped generate a higher interest result compared to the first nine months a year ago. This was partly offset by a €42 million impairment of SFS’s equity stake in a power plant project in the U.S., and profit (defined as income before income taxes) came in at €303 million. For comparison, profit of €379 million in the prior-year period benefited from a €78 million gain on the sale of a portion of SFS’s stake in Bangalore International Airport Limited. Total assets rose to €18.046 billion, a moderate increase from the level at the beginning of the fiscal year.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, Siemens Real Estate and various categories of items which are not allocated to the Sectors and to SFS because Management has determined that such items are not indicative of their respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities reported a profit of €35 million in the first nine months of fiscal 2013, compared to a loss of €5 million in the same period a year earlier. The main factor in the change was a higher contribution from activities remaining from Siemens IT Solutions and Services.

Siemens Real Estate

Income before income taxes at Siemens Real Estate was €59 million in the first nine months of fiscal 2013, compared to €27 million in the same period a year earlier.

Corporate items and pensions

Corporate items and pensions reported a loss of €446 million in the first nine months of fiscal 2013 compared to a loss of €282 million in the same period a year earlier. The loss at Corporate items was €127 million, compared to a positive €14 million in the same period a year earlier which included positive effects related to legal and regulatory matters. Centrally carried pension expense totaled €319 million in the first nine months of fiscal 2013, compared to €297 million in the same period a year earlier.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €31 million in the first nine months of fiscal 2013, compared to a positive €39 million in the same period a year earlier. The decrease year-over-year included lower results from Corporate Treasury activities, due mainly to lower interest income from liquidity compared to the prior-year period.

Reconciliation to adjusted EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations.

For the nine months ended June 30, 2013 and 2012 (in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sectors
Energy Sector	1,392	1,737	(42)	43	(19)	66	1,453	1,628	85	67	325	281	1,863	1,977	9.7%	9.8%
therein:
Fossil Power Generation	1,305	1,557	25	28	(10)	72	1,291	1,457	14	15	103	100	1,408	1,572
Wind Power	126	170	(10)	4	(4)	(5)	140	172	24	19	72	60	237	251
Oil & Gas	282	329	—	—	(2)	(3)	284	332	37	25	59	50	380	407
Power Transmission	(114)	(262)	16	20	(7)	(3)	(123)	(280)	10	7	75	65	(38)	(207)
Healthcare Sector	1,447	1,184	5	5	(30)	(9)	1,471	1,188	238	293	241	259	1,950	1,740	19.7%	17.7%
therein:
Diagnostics	268	227	—	—	(28)	4	296	223	148	181	160	167	604	571
Industry Sector	1,196	1,740	(4)	9	(14)	(10)	1,215	1,742	235	199	266	232	1,715	2,173	12.0%	14.6%
therein:
Industry Automation	745	931	1	2	(3)	(4)	747	933	186	155	106	97	1,039	1,186
Drive Technologies	443	684	(5)	7	(10)	(6)	458	683	43	36	150	126	651	845
Infrastructure & Cities Sector	140	686	23	19	6	22	112	645	94	82	123	118	328	845	2.6%	6.7%
therein:
Transportation & Logistics	(370)	163	17	12	(5)	(11)	(381)	162	23	9	34	33	(324)	205
Power Grid Solutions & Products	300	258	6	7	(5)	(2)	298	253	27	29	53	50	378	333
Building Technologies	183	226	—	—	—	(2)	183	227	44	44	34	35	261	306
Total Sectors	4,175	5,347	(18)	76	(57)	69	4,250	5,202	651	642	954	890	5,855	6,735

Equity Investments	286	(593)	264	(611)	6	6	15	12	—	—	—	—	15	12
Financial Services (SFS)	303	379	67	145	289	288	(53)	(54)	4	5	173	196	124	147
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	35	(5)	42	4	(1)	—	(6)	(9)	2	3	1	1	(3)	(4)
Siemens Real Estate (SRE)	59	27	—	—	(83)	(82)	142	109	1	1	213	243	355	352
Corporate items and pensions	(446)	(282)	—	—	(155)	(191)	(291)	(91)	13	11	59	37	(218)	(43)
Eliminations, Corporate Treasury and other reconciling items	(31)	39	(4)	(5)	30	126	(58)	(82)	—	—	(26)	(32)	(84)	(113)

Siemens	4,380	4,911	352	(391)	29	216	3,999	5,087	670	662	1,374	1,336	6,044	7,085

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million and €— million for the nine months ended June 30, 2013 and 2012, respectively.

LIQUIDITY, CAPITAL RESOURCES AND REQUIREMENTS

Cash flows

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for the first nine months of fiscal 2013 and 2012 for both continuing and discontinued operations.

Cash flows	Continuing operations		Discontinued operations		Continuing and discontinued operations
	Nine months ended June 30,
	2013	2012	2013	2012	2013	2012
	(in millions of €)
Net cash provided by (used in):
Operating activities	2,055	1,866	190	(9)	2,246	1,857
Investing activities	(4,800)	(3,379)	(198)	(530)	(4,998)	(3,909)
therein: Additions to intangible assets and property, plant and equipment	(1,140)	(1,448)	(113)	(118)	(1,253)	(1,566)
Free cash flow	915	418	77	(126)	992	291
Financing activities	(1,792)	(2,123)	8	539	(1,784)	(1,584)

Cash flows from operating activities—Continuing operations provided net cash of €2.055 billion in the first nine months of fiscal 2013, compared to net cash provided of €1.866 billion in the same period a year earlier. In the current period, the major component of cash inflows was income from continuing operations of €3.131 billion. Included therein were amortization, depreciation and impairments of €2.045 billion. A build-up of operating net working capital led to cash outflows of €3.5 billion. These cash outflows were due mainly to the Energy Sector, which in part was due to an increase in outstanding customer payments. In the prior-year period, income from continuing operations was €3.417 billion. Included therein were amortization, depreciation and impairments of €1.998 billion. A build-up of operating net working capital led to cash outflows of €3.0 billion in the same period a year ago. The prior-year period also included cash outflows due to a higher decrease in liabilities related to personnel costs and outflows of approximately €0.3 billion related to Healthcare’s particle therapy business.

Discontinued operations provided net cash of €190 million in the first nine months of fiscal 2013, compared to net cash used of €9 million in the prior-year period. The change was due largely to a strong operating cash flow performance at OSRAM.

Cash flows from investing activities—Net cash used in investing activities for continuing operations amounted to €4.800 billion in the first nine months of fiscal 2013, compared to net cash used of €3.379 billion in the prior-year period. The increase in cash outflows from investing activities was mainly due to acquisitions, net of cash acquired. Acquisitions, net of cash acquired, totaling €2.727 billion in the current period including the preliminary purchase price (excluding cash acquired) of €1.980 billion related to Infrastructure & Cities’ acquisition of Invensys Rail and of €670 million related to Industry’s acquisition of LMS International NV. The prior-year period included acquisitions, net of cash acquired, totaling €1.272 billion, including among others the acquisition of the Connectors and Measurements Division of Expro Holdings UK 3 Ltd. Proceeds from sales of investments, intangibles and property, plant and equipment of €424 million in the first nine months of fiscal 2013 included proceeds related to the sale of AtoS convertible bonds of €0.3 billion. Proceeds from sales of investments, intangibles and property, plant and equipment were €466 million in the first nine months a year earlier including proceeds from the sale of our interest in OAO Power Machines.

Discontinued operations used net cash of €198 million in the first nine months of fiscal 2013, compared to net cash used of €530 million in the prior-year period. The change was primarily related to Siemens IT Solutions and Services, particularly including payments in the prior-year period for a cash purchase price adjustment related to net debt and net working capital of Siemens IT Solutions and Services.

Free cash flow from continuing operations amounted to €915 million in the first nine months of fiscal 2013, compared to €418 million a year earlier. The change year-over-year resulted from higher cash flows from operating activities as discussed above and lower additions to intangible assets and property, plant and equipment, due mainly to lower investments within the Sectors.

On a sequential basis, Free cash flow during the first nine months of fiscal 2013 and during fiscal 2012 was as follows:

Cash flows from financing activities—Continuing operations used net cash of €1.792 billion in the first nine months of fiscal 2013, compared to net cash used of €2.123 billion in the same period a year earlier. As described in more detail below, the current period included proceeds from the issuance of long-term debt of €3.772 billion related to the bonds issued and term loans taken, and also cash inflows for short-term debt and other financing activities of €978 million, primarily related to net cash inflows from the issuance of commercial paper. These cash inflows were partly offset by the repayment of long-term debt of €2.153 billion related to redemption of the fixed-rate-instruments and by the cash outflows for the purchase of common stock totaling €1.394 billion primarily under Siemens’ share buyback program, completed in November 2012. For comparison, prior-year period proceeds from the issuance of long-term debt were €2.473 billion, including the issuance of US$3.0 billion bonds with warrant units. Cash inflows from the change in short-term debt and other financing activities were €2.206 billion, which also included the cash inflows from the issuance of commercial paper. These cash inflows were partly offset by the repayment of long-term debt of €3.193 billion in the prior-year period for the redemption of €1.55 billion in 5.25%-fixed-rate-instruments, €0.7 billion in floating rate assignable loans, US$0.5 billion in floating rate notes and US$0.75 billion in 5.5% notes. Both periods included cash outflows for dividends, which were €2.528 billion (for fiscal 2012) in the first nine months of fiscal 2013 compared to €2.629 billion in the prior-year period (for fiscal 2011).

Capital resources and requirements

We have a US$9.0 billion (€6.9 billion) global multi-currency commercial paper program in place. As of June 30, 2013, we had commercial paper outstanding in several currencies with a total amount corresponding to €1.4 billion.

Under the debt issuance program, in February 2009, we issued fixed rated instruments with an aggregate amount of €4.0 billion comprising two tranches. The first tranche, €2.0 billion in 4.125%-fixed-rate-instruments, matured in February 2013 and was redeemed at face value.

In the first nine months of fiscal 2013, we issued the following instruments under our debt issuance program:

•	€1.25 billion in 1.75% instruments due in March 2021;

•	€1.0 billion in 2.875% instruments due in March 2028;

•	US$500 million in 1.5% instruments due in March 2018;

•	US$100 million privately placed fixed rate instruments due in March 2028; and

•	US$400 million privately placed floating rate instruments due in June 2020

The nominal amount of these instruments outstanding as of June 30, 2013 was a total corresponding to €3.0 billion.

In March 2013, we took two bilateral US$500 million floating rate term loans, bearing interest of 0.79% above the three months London Interbank Offered Rate (LIBOR). These loans are due in March 2018 and include options for two one-year extensions. The nominal amount outstanding as of June 30, 2013 was €0.8 billion.

In April 2012 we signed a €4.0 billion syndicated multi-currency revolving credit facility with an original term of five years. In February 2013, we extended this facility by one year, until April 2018. This facility has another one-year extension option still remaining.

In June 2013, we redeemed at face value €113.5 million in 5.283% assignable loans.

Capital structure

A key consideration for Siemens is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligation over time. Siemens set a capital structure target range of 0.5–1.0. The capital structure ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). As of June 30, 2013 and September 30, 2012 the ratios were as follows:

	June 30, 2013	September 30, 2012
	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	3,656	3,826
Plus: Long-term debt(1)	19,140	16,880
Less: Cash and cash equivalents	(6,071)	(10,891)
Less: Current available-for-sale financial assets	(506)	(524)

Net debt	16,219	9,292
Less: SFS Debt(2)	(15,004)	(14,558)
Plus: Pension plans and similar commitments(3)	9,325	9,801
Plus: Credit guarantees	581	326
Less: 50% nominal amount hybrid bond(4)	(887)	(920)
Less: Fair value hedge accounting adjustment(5)	(1,323)	(1,670)

Adjusted industrial net debt	8,911	2,271

Adjusted EBITDA (continuing operations)	6,044	9,669

Adjusted industrial net debt / adjusted EBITDA (continuing operations)(6)	1.11	0.23

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,323 million as of June 30, 2013 and €1,670 million as of September 30, 2012.

(2)	The adjustment considers that both Moody’s and S&P view SFS as a captive finance company. Both rating agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining credit ratings. Following this concept, we exclude SFS Debt in order to derive an adjusted industrial net debt which is not affected by SFS’s financing activities.

(3)	To reflect Siemens’ total pension liability, adjusted industrial net debt includes line item Pension plans and similar commitments as presented in Consolidated Statements of Financial Position.

(4)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(5)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see Note 31 in D.6 Notes to Consolidated Financial Statements in our Annual Report for fiscal 2012.

(6)	In order to calculate this ratio, adjusted EBITDA (continuing operations) needs to be annualized.

Credit ratings

On May 14, 2013 Moody’s changed its outlook for Siemens’ credit rating from “stable” to “negative”, saying that “despite the group’s substantial cost reduction initiatives, we expect its profitability, cash flow generation and capital structure to be weaker than anticipated in 2013 and 2014.” The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium-term. At the same time, Moody’s affirmed our “Aa3” long-term and “P-1” short-term credit rating.

S&P made no rating changes in fiscal 2013.

We expect no significant impact on our funding costs as a consequence of the changed rating outlook by Moody’s.

Funding of pension plans and similar commitments

At the end of the first nine months of fiscal 2013, the combined funded status of Siemens’ pension plans showed an estimated underfunding of €8.5 billion, compared to an underfunding of €8.9 billion at the end of fiscal 2012. The decrease in Siemens’ DBO was partly offset by a decrease in the fair value of Siemens’ funded pension plan assets.

The estimated DBO of Siemens’ pension plans, which takes into account future compensation and pension increases, amounted to €32.3 billion on June 30, 2013, lower than the DBO of €33.0 billion on September 30, 2012. The decrease was due primarily to benefits paid during the nine-month period and an increase in the discount rate assumption as well as positive currency translation effects. These positive factors were partly offset by accrued service and interest cost and an increase in the inflation rate assumption in the U.K.

The fair value of Siemens’ funded pension plan assets as of June 30, 2013 was €23.8 billion compared to €24.1 billion on September 30, 2012. The decrease resulted from benefits paid and negative currency translation effects during the nine-month period. These negative effects were partly offset by the actual return on plan assets and by employer contributions. The actual return on plan assets for the first nine months of fiscal 2013 amounted to €746 million, resulting mainly from equity investments. Employer contributions amounted to €407 million.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.6 billion and €0.7 billion, respectively, as of June 30, 2013 and September 30, 2012.

For more information on Siemens’ pension plans and similar commitments, see Note 8 in Notes to Condensed Interim Consolidated Financial Statements.

REPORT ON RISKS AND OPPORTUNITIES

Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.

In our Annual Report for fiscal 2012 we described certain risks which could have a material adverse effect on our financial condition, including effects on assets, liabilities and cash flows, and results of operations, certain opportunities as well as the design of our risk management system.

As previously disclosed, business with customers in Iran is subject to export control regulations, embargoes, sanctions or other forms of trade restrictions imposed by the U.S., the EU and other countries or organizations. The sanction regime against Iran was further tightened. Following the approval of Council Regulation (EU) No. 267/2012 on March 23, 2012 concerning restrictive measures against Iran and repealing Regulation (EU) No. 961/2010, the Implementing Regulations (EU) No. 945/2012 dated October 15, 2012 and No. 1264/2012 dated December 21, 2012, which were based on Council Regulation (EU) No. 267/2012, specify numerous additional companies and institutions as designated parties (primarily from the oil and gas industries). In addition, Amending Regulation (EU) No. 1263/2012 dated December 21, 2012, enhanced in particular the restrictions related to goods and products and sets time-limits for the execution of transactions under pre-existing contracts. Furthermore, the signing into law of the American “Iran Threat Reduction and Syria Human Rights Act of 2012” on August 10, 2012 tightened the restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria and imposed additional disclosure obligations. As described in our Annual Report of fiscal 2012, we have issued, and regularly update, restrictive internal guidelines governing business with customers in Iran. We may, however, still conduct certain business activities and provide products and services to customers in Iran under limited circumstances. Although we believe that our business activities have not had a material negative impact on our reputation or share value, we cannot exclude any such impact in the future. New or tightened export control regulations, sanctions, embargoes or other forms of trade restrictions imposed on Iran, Syria or on other sanctioned countries in which we do business may result in a curtailment of our existing business in such countries and in an adaptation of our policies. In addition, the termination of our activities in Iran, Syria or other sanctioned countries may expose us to customer claims and other actions.

During the first nine months of fiscal 2013 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2012 and in the sections of this Interim Report entitled “Overview of financial results for the third quarter of fiscal 2013,” “Segment information analysis for the nine months ended June 30, 2013,” and “Legal proceedings.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

We refer also to Notes and forward-looking statements at the end of this Interim group management report.

LEGAL PROCEEDINGS

For information on legal proceedings, see Note 12 in Notes to Condensed Interim Consolidated Financial Statements.

SUBSEQUENT EVENTS

At the beginning of the fourth quarter, Siemens successfully completed its planned spin-off and listing of OSRAM. As a result, Siemens derecognized the net carrying amount of the disposal group OSRAM and the associated spin-off liability. Siemens will present its remaining 17.0% stake in OSRAM within Equity Investments and has contributed an additional 2.5% stake to the Siemens Pension Trust e.V. Siemens expects a modest positive result related to the OSRAM spin-off within discontinued operations in the fourth quarter.

Joe Kaeser was appointed as new CEO of Siemens AG, effective August 1, 2013. Peter Löscher resigned as CEO and Member of the Managing Board, effective at the close of July 31, 2013 by mutual consent. These changes were unanimously approved by the Supervisory Board of Siemens AG.

OUTLOOK

For fiscal 2013, we expect clear order growth and a moderate decline in revenue compared to the prior year, both on an organic basis. Charges associated with the “Siemens 2014” program in the Sectors are expected to total approximately €1.0 billion for the full fiscal year.

Given these developments and financial results for the first nine months, we expect income from continuing operations of €4.0 billion in fiscal 2013 including the solar business and NSN. This outlook excludes other significant portfolio effects and legal and regulatory matters in the fourth quarter.

NOTES AND FORWARD-LOOKING STATEMENTS

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

For the three and nine months ended June 30, 2013 and 2012

(in millions of €, per share amounts in €)

		Three months ended June 30,		Nine months ended June 30,
	Note	2013	2012(1)	2013	2012(1)
Revenue		19,248	19,542	55,404	56,741
Cost of goods sold and services rendered		(14,103)	(14,004)	(39,975)	(40,566)

Gross profit		5,145	5,539	15,430	16,174
Research and development expenses		(1,081)	(1,083)	(3,122)	(3,137)
Marketing, selling and general administrative expenses		(2,938)	(2,848)	(8,336)	(8,101)
Other operating income	3	78	98	277	322
Other operating expense	4	(57)	(41)	(250)	(171)
Income (loss) from investments accounted for using the equity method, net	5	188	(26)	352	(391)
Interest income	6	251	235	710	704
Interest expense	6	(203)	(190)	(578)	(576)
Other financial income (expense), net		(32)	68	(103)	87

Income from continuing operations before income taxes		1,350	1,753	4,380	4,911
Income taxes		(346)	(600)	(1,249)	(1,494)

Income from continuing operations		1,004	1,152	3,131	3,417
Income (loss) from discontinued operations, net of income taxes	2	94	(382)	210	(326)

Net income		1,098	770	3,341	3,092

Attributable to:
Non-controlling interests		27	27	64	79
Shareholders of Siemens AG		1,071	743	3,277	3,013

Basic earnings per share	14
Income from continuing operations		1.16	1.28	3.64	3.81
Income (loss) from discontinued operations		0.11	(0.43)	0.24	(0.38)

Net income		1.27	0.85	3.88	3.43

Diluted earnings per share	14
Income from continuing operations		1.15	1.27	3.61	3.77
Income (loss) from discontinued operations		0.11	(0.43)	0.24	(0.37)

Net income		1.26	0.84	3.84	3.40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

For the three and nine months ended June 30, 2013 and 2012

(in millions of €)

	Three months ended June 30,		Nine months ended June 30,
	2013	2012(1)	2013	2012(1)
Net income	1,098	770	3,341	3,092
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	404	(1,124)	349	(1,193)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(585)	613	(619)	1,062
Available-for-sale financial assets	34	41	42	122
Derivative financial instruments	41	(146)	83	(76)

	(510)	508	(494)	1,108

Other comprehensive income, net of tax (2)	(106)	(616)	(145)	(85)

Total comprehensive income	992	154	3,196	3,006

Attributable to:
Non-controlling interests	6	42	45	95
Shareholders of Siemens AG	985	112	3,152	2,911

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Includes income (expense) resulting from investments accounted for using the equity method of €(12) million and €(22) million, respectively, for the three months ended June 30, 2013 and 2012, and €(126) million and €2 million for the nine months ended June 30, 2013 and 2012, respectively. Thereof €- million and €(40) million, respectively, for the three months ended June 30, 2013 and 2012, and €(117) million and €(89) million for the nine months ended June 30, 2013 and 2012, respectively, are attributable to items that will not be reclassified to profit or loss.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2013 (unaudited) and September 30, 2012

(in millions of €)

	Note	6/30/13	9/30/12(1)
ASSETS
Current assets
Cash and cash equivalents		6,071	10,891
Available-for-sale financial assets		506	524
Trade and other receivables		15,918	15,220
Other current financial assets		3,372	2,901
Inventories		16,807	15,679
Income tax receivables		698	836
Other current assets		1,353	1,277
Assets classified as held for disposal	2	6,763	4,799

Total current assets		51,488	52,128

Goodwill		18,225	17,069
Other intangible assets		5,399	4,595
Property, plant and equipment		10,180	10,763
Investments accounted for using the equity method		2,997	4,436
Other financial assets		14,213	14,666
Deferred tax assets.		3,055	3,748
Other assets.		958	846

Total assets		106,514	108,251

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	7	3,656	3,826
Trade payables		7,067	8,036
Other current financial liabilities		1,806	1,460
Current provisions		4,630	4,750
Income tax payables		1,751	2,204
Other current liabilities		21,689	20,302
Liabilities associated with assets classified as held for disposal	2	2,075	2,049

Total current liabilities		42,674	42,627

Long-term debt	7	19,140	16,880
Pension plans and similar commitments	8	9,325	9,801
Deferred tax liabilities		593	494
Provisions	9	3,715	3,908
Other financial liabilities		1,040	1,083
Other liabilities		2,118	2,034

Total liabilities		78,605	76,827

Equity	10
Common stock, no par value (2)		2,643	2,643
Additional paid-in capital		5,463	6,173
Retained earnings		21,669	22,877
Other components of equity		583	1,058
Treasury shares, at cost (3)		(2,966)	(1,897)

Total equity attributable to shareholders of Siemens AG		27,393	30,855

Non-controlling interests		516	569

Total equity		27,909	31,424

Total liabilities and equity		106,514	108,251

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

(3)	38,250,330 and 24,725,674 shares, respectively.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

For the nine months ended June 30, 2013 and 2012

(in millions of €)

	Nine months ended June 30,
	2013	2012(1)
Cash flows from operating activities
Net income	3,341	3,092
Adjustments to reconcile net income to cash provided by (used in) operating activities—continuing operations
(Income) loss from discontinued operations, net of income taxes	(210)	326
Amortization, depreciation and impairments	2,045	1,998
Income taxes	1,249	1,494
Interest (income) expense, net	(131)	(128)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(40)	(41)
(Gains) losses on sales of investments, net (2)	(6)	(198)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(2)	1
(Income) losses from investments (2)	(326)	486
Other non-cash (income) expenses	470	41
Change in assets and liabilities
(Increase) decrease in inventories	(943)	(1,569)
(Increase) decrease in trade and other receivables	(879)	(601)
Increase (decrease) in trade payables	(976)	(306)
Change in other assets and liabilities	(337)	(2,167)
Additions to assets held for rental in operating leases	(295)	(264)
Income taxes paid	(1,782)	(1,133)
Dividends received	255	191
Interest received	624	644

Net cash provided by (used in) operating activities—continuing operations	2,055	1,866
Net cash provided by (used in) operating activities—discontinued operations	190	(9)

Net cash provided by (used in) operating activities—continuing and discontinued operations	2,246	1,857
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,140)	(1,448)
Acquisitions, net of cash acquired	(2,727)	(1,272)
Purchases of investments (2)	(223)	(217)
Purchases of current available-for-sale financial assets	(43)	(135)
(Increase) decrease in receivables from financing activities	(1,126)	(943)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (2)	424	466
Proceeds and (payments) from disposals of businesses	(27)	79
Proceeds from sales of current available-for-sale financial assets	62	92

Net cash provided by (used in) investing activities—continuing operations	(4,800)	(3,379)
Net cash provided by (used in) investing activities—discontinued operations	(198)	(530)

Net cash provided by (used in) investing activities—continuing and discontinued operations	(4,998)	(3,909)
Cash flows from financing activities
Purchase of common stock	(1,394)	—
Proceeds (payments) relating to other transactions with owners	(14)	121
Proceeds from issuance of long-term debt	3,772	2,473
Repayment of long-term debt (including current maturities of long-term debt)	(2,153)	(3,193)
Change in short-term debt and other financing activities	978	2,206
Interest paid	(328)	(407)
Dividends paid	(2,528)	(2,629)
Dividends paid to non-controlling interest holders	(134)	(127)
Financing discontinued operations (3)	11	(568)

Net cash provided by (used in) financing activities—continuing operations	(1,792)	(2,123)
Net cash provided by (used in) financing activities—discontinued operations	8	539

Net cash provided by (used in) financing activities—continuing and discontinued operations	(1,784)	(1,584)
Effect of exchange rates on cash and cash equivalents	(44)	121
Net increase (decrease) in cash and cash equivalents	(4,580)	(3,516)
Cash and cash equivalents at beginning of period	10,950	12,512

Cash and cash equivalents at end of period	6,370	8,996
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	298	32

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	6,071	8,963

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the nine months ended June 30, 2013 and 2012

(in millions of €)

			Total comprehensive income
					Other components of equity
					Items that may be reclassified subsequently to profit or loss
	Common stock	Additional paid-in capital	Retained earnings		Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
Balance as of October 1, 2011 (as previously reported)	2,743	6,011	25,881		2	36	(106)	25,813	(3,037)	31,530	626	32,156
Effect of retrospectively adopting IAS 19R	—	—	116		—	—	—	116	—	116	—	116

Balance as of October 1, 2011(1)	2,743	6,011	25,996		2	36	(106)	25,929	(3,037)	31,645	626	32,271

Net income(1)	—	—	3,013		—	—	—	3,013	—	3,013	79	3,092
Other comprehensive income, net of tax(1)	—	—	(1,193	)(2)	1,045	122	(76)	(102)	—	(102)	16	(85	)(3)
Dividends	—	—	(2,629)		—	—	—	(2,629)	—	(2,629)	(137)	(2,766)
Share-based payment	—	1	(128)		—	—	—	(128)	—	(127)	—	(127)
Re-issuance of treasury stock	—	(6)	—		—	—	—	—	377	372	—	372
Transactions with non-controlling interests	—	—	(469)		—	—	—	(469)	—	(469)	1	(468)
Other changes in equity	—	126	6		—	—	—	6	—	132	(5)	127

Balance as of June 30, 2012	2,743	6,133	24,597		1,046	158	(181)	25,620	(2,660)	31,836	581	32,417

Balance as of October 1, 2012 (as previously reported)	2,643	6,173	22,756		857	245	(44)	23,814	(1,897)	30,733	569	31,302
Effect of retrospectively adopting IAS 19R	—	—	122		—	—	—	122	—	122	—	122

Balance as of October 1, 2012(1)	2,643	6,173	22,877		857	245	(44)	23,936	(1,897)	30,855	569	31,424

Net income	—	—	3,277		—	—	—	3,277	—	3,277	64	3,341
Other comprehensive income, net of tax	—	—	349	(2)	(598)	42	82	(125)	—	(125)	(20)	(145	)(3)
Dividends	—	—	(2,528)		—	—	—	(2,528)	—	(2,528)	(111)	(2,640)
Share-based payment	—	2	(35)		—	—	—	(35)	—	(33)	—	(33)
Purchase of common stock	—	—	—		—	—	—	—	(1,349)	(1,349)	—	(1,349)
Re-issuance of treasury stock	—	3	—		—	—	—	—	280	284	—	284
Transactions with non-controlling interests	—	—	(24)		—	—	—	(24)	—	(24)	1	(22)
Spin-off related changes in equity	—	(163)	(2,240)		—	—	—	(2,240)	—	(2,403)	—	(2,403)
Other changes in equity	—	(553)	(7)		—	—	—	(7)	—	(560)	12	(548)

Balance as of June 30, 2013	2,643	5,463	21,669		258	287	38	22,253	(2,966)	27,393	516	27,909

(1)	Adjusted for effects of adopting IAS 19R, see Note 1 Basis of presentation.

(2)	Items of other comprehensive income that will not be reclassified to profit or loss consist of remeasurements of defined benefit plans of €349 million and €(1,193) million, respectively in the nine months ended June 30, 2013 and 2012. Remeasurements of defined benefit plans are included in line item Retained earnings.

(3)	In the nine months ended June 30, 2013 and 2012, Other comprehensive income, net of tax, includes non-controlling interests of €- million and €- million relating to remeasurements of defined benefit plans, €(21) million and €17 million relating to currency translation differences, €- million and €- million relating to available-for-sale financial assets and €1 million and €(1) million relating to derivative financial instruments.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIEMENS

SEGMENT INFORMATION (continuing operations—unaudited)

As of and for the three months ended June 30, 2013 and 2012 and as of September 30, 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	6/30/13	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	5,353	5,246	6,578	6,962	61	63	6,639	7,025	430	683	2,503	1,116	(54)	(259)	85	116	136	124
Healthcare	3,274	3,316	3,362	3,329	5	15	3,367	3,343	499	396	11,565	11,757	678	786	77	89	159	170
Industry	5,135	5,116	4,569	4,691	422	411	4,990	5,102	347	523	7,670	7,014	614	660	95	109	167	153
Infrastructure & Cities	7,505	4,185	4,285	4,061	172	210	4,456	4,271	(15)	215	6,669	4,012	(196)	(71)	51	68	81	69

Total Sectors	21,266	17,863	18,793	19,042	660	699	19,453	19,741	1,261	1,817	28,407	23,899	1,043	1,115	308	382	543	516
Equity Investments	—	—	—	—	—	—	—	—	143	(74)	2,793	2,715	115	98	—	—	—	—
Financial Services (SFS)	286	274	245	267	41	8	286	274	73	105	18,046	17,405	183	83	8	6	58	64
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	51	62	60	67	2	3	62	70	12	(11)	(281)	(448)	(29)	23	3	1	1	2
Siemens Real Estate (SRE)	631	615	70	80	562	535	632	615	16	22	4,863	5,018	16	(33)	68	102	74	89
Corporate items and pensions	116	134	80	86	37	46	116	132	(127)	(128)	(10,898)	(11,693)	73	22	16	24	18	17
Eliminations, Corporate Treasury and other reconciling items	(1,209)	(1,178)	—	—	(1,302)	(1,290)	(1,302)	(1,290)	(27)	22	63,585	71,354	(428)	(408)	(1)	—	(8)	(10)

Siemens	21,141	17,770	19,248	19,542	—	—	19,248	19,542	1,350	1,753	106,514	108,251	973	899	401	514	685	678

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

SIEMENS

SEGMENT INFORMATION (continuing operations—unaudited)

As of and for the nine months ended June 30, 2013 and 2012 and as of September 30, 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	6/30/13	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	21,188	18,244	19,013	19,917	189	171	19,201	20,089	1,392	1,737	2,503	1,116	81	(159)	229	338	410	348
Healthcare	9,890	9,846	9,882	9,822	15	34	9,897	9,857	1,447	1,184	11,565	11,757	1,353	1,010	191	248	478	552
Industry	14,268	15,161	13,060	13,677	1,183	1,197	14,243	14,874	1,196	1,740	7,670	7,014	1,264	1,178	239	269	500	432
Infrastructure & Cities	17,078	12,760	12,143	11,994	516	589	12,658	12,582	140	686	6,669	4,012	(594)	119	150	191	216	200

Total Sectors	62,424	56,010	54,097	55,411	1,902	1,991	56,000	57,402	4,175	5,347	28,407	23,899	2,104	2,149	808	1,046	1,605	1,532
Equity Investments	—	—	—	—	—	—	—	—	286	(593)	2,793	2,715	115	100	—	—	—	—
Financial Services (SFS)	725	660	658	620	68	40	725	660	303	379	18,046	17,405	579	399	54	23	177	201
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	219	213	190	216	7	7	197	224	35	(5)	(281)	(448)	(52)	(31)	5	3	3	4
Siemens Real Estate (SRE)	1,853	1,779	214	244	1,641	1,548	1,854	1,792	59	27	4,863	5,018	(61)	(180)	223	297	214	244
Corporate items and pensions	375	392	246	250	130	142	376	391	(446)	(282)	(10,898)	(11,693)	(438)	(739)	52	81	72	48
Eliminations, Corporate Treasury and other reconciling items	(3,613)	(3,596)	—	—	(3,748)	(3,729)	(3,748)	(3,729)	(31)	39	63,585	71,354	(1,333)	(1,280)	(2)	(2)	(26)	(32)

Siemens	61,984	55,458	55,404	56,741	—	—	55,404	56,741	4,380	4,911	106,514	108,251	915	418	1,140	1,448	2,044	1,998

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

1. BASIS OF PRESENTATION

The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.

Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided. Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the fields of electronics and electrical engineering.

Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of June 30, 2013, the Consolidated Statements of Income for the three and nine months ended June 30, 2013 and 2012, the Consolidated Statements of Comprehensive Income for the three and nine months ended June 30, 2013 and 2012, the Consolidated Statements of Cash Flow for the nine months ended June 30, 2013 and 2012, the Consolidated Statements of Changes in Equity for the nine months ended June 30, 2013 and 2012 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2012. The interim financial statements apply the same accounting principles and practices as those used in the 2012 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and nine months ended June 30, 2013, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on August 2, 2013.

Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.

Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate of Siemens.

Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation. In fiscal 2013, in the Consolidated Statements of Cash Flow, the Company changed retrospectively the presentation of salary withholdings of share-based payment granted to employees to better reflect the nature of the transaction. In the nine months ended June 30, 2012, €118 million were retrospectively reclassified from cash flows from financing activities to cash flows from operating activities (continuing operations). Free cash flow at Sector level is not impacted by this change; Corporate items in the nine months ended June 30, 2012 is equally adjusted by €118 million to reconcile Free cash flow to the consolidated amounts.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of October 1, 2012, the Company early adopted IAS 19, Employee Benefits (revised 2011; IAS 19R), which was issued by the IASB in June 2011. The standard is effective for annual periods beginning on or after January 1, 2013; early application is permitted. The standard is applied retrospectively. The amendment was endorsed by the EU in June 2012.

The following amendments to IAS 19 have a significant impact on the Company’s Consolidated Financial Statements: IAS 19R replaces interest cost and expected return on assets with a net interest amount that is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability (asset). Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. The difference between the interest income on plan assets and the return on plan assets is included in line item Remeasurements of defined benefit plans and recognized in the Consolidated Statement of Comprehensive Income. A lesser effect results from the recognition of unvested past service costs in income immediately when incurred instead of amortization over the vesting period as well as from recognizing other administration costs which are unrelated to the management of plan assets when the administration services are provided. The elimination of the corridor approach does not affect the Company.

The following tables present the impacts of the changes in accounting policy. Impacts to the opening balance as of October 1, 2011 as well as impacts to the prior period presented are:

	September 30, 2012			As of October 1, 2011
	pre- adjustment	adjustment	post- adjustment	pre- adjustment	adjustment	post- adjustment
	(in millions of €)
Consolidated Statements of Financial Position
Total assets	108,282	(31)	108,251	104,243	(33)	104,210
thereof Deferred tax assets	3,777	(29)	3,748	3,206	(31)	3,175
Total liabilities	76,980	(153)	76,827	72,087	(149)	71,938
thereof Pension plans and similar commitments	9,926	(125)	9,801	7,307	(120)	7,188
Total equity	31,302	122	31,424	32,156	116	32,271
thereof Retained earnings	22,756	122	22,877	25,881	116	25,996

	Three months ended June 30, 2012			Nine months ended June 30, 2012
	pre- adjustment	adjustment	post- adjustment	pre- adjustment	adjustment	post- adjustment
	(in millions of €; per share amounts in €)
Consolidated Statement of Income
Income from continuing operations before income taxes	1,846	(93)	1,753	5,189	(278)	4,911
thereof Interest income	560	(325)	235	1,670	(966)	704
thereof Interest expense	(433)	243	(190)	(1,298)	722	(576)
Income taxes	(617)	17	(600)	(1,552)	58	(1,494)
Income from continuing operations	1,229	(76)	1,152	3,637	(220)	3,417
Net income	850	(80)	770	3,322	(231)	3,092
Basic earnings per share
Income from continuing operations	1.37	(0.09)	1.28	4.06	(0.25)	3.81
Net income	0.94	(0.09)	0.85	3.70	(0.26)	3.43
Diluted earnings per share
Income from continuing operations	1.35	(0.09)	1.27	4.02	(0.25)	3.77
Net income	0.93	(0.09)	0.84	3.66	(0.26)	3.40

If the Company had not applied IAS 19R as of October 1, 2012, line items Interest income and Interest expense recognized in the Consolidated Statement of Income for the three months ended June 30, 2013 would have increased by €366 million and €202 million, respectively, and increased by €1,096 million and €603 million, respectively, in the nine months ended June 30, 2013 based on the expected return on plan assets as applied for the fiscal year ended September 30, 2012. Correspondingly, line item Remeasurements of defined benefit plans recognized in the Consolidated Statement of Comprehensive Income would have decreased by €133 million and €400 million net of tax in the three and nine months ended June 30, 2013.

	Three months ended June 30, 2012			Nine months ended June 30, 2012
	pre- adjustment	adjustment	post- adjustment	pre- adjustment	adjustment	post- adjustment
	(in millions of €)
Consolidated Statement of Comprehensive Income
Net income	850	(80)	770	3,322	(231)	3,092
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(1,200)	76	(1,124)	(1,413)	220	(1,193)
Other comprehensive income, net of tax	(692)	76	(616)	(305)	220	(85)
Total comprehensive income	158	(4)	154	3,017	(11)	3,006

2. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

A) ACQUISITIONS

At the beginning of May 2013, Siemens acquired all the shares of six entities constituting the rail automation business of Invensys plc., U.K. (Invensys), which are being integrated in the Infrastructure & Cities Sector’s Mobility and Logistics Division. With the acquisition, Siemens intends to expand and complement the Infrastructure & Cities Sector’s rail automation business. The preliminary purchase price amounts to €2,037 million (including €57 million cash acquired) of which €472 million were paid to the Invensys Pension Trust. The following figures resulting from the preliminary purchase price allocation reflect the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €924 million, Inventories €237 million, Receivables €107 million, Deferred income tax assets €99 million, Liabilities €359 million and Deferred income tax liabilities €269 million. Intangible assets mainly relate to customer relationships of €526 million with a useful life of 15 to 20 years, technology of €222 million with a useful life of ten to 15 years and order back log of €116 million with a useful life of four to six years. Provisional goodwill of €1,148 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €125 million and a net income of €3 million to Siemens for the period from acquisition to June 30, 2013. If the acquired business had been included as of October 1, 2012, the impact on consolidated revenues and consolidated net income for the nine months ended June 30, 2013 would have been €705 million and €32 million, respectively.

At the beginning of January 2013, Siemens acquired all of the shares in LMS International NV, Belgium, a leading provider of mechatronic simulation solutions, which is being integrated in the Industry Sector’s Industry Automation Division. With the acquisition, Siemens intends to expand and complement the Industry Sector’s product lifecycle management portfolio with mechatronic simulation and testing software. The preliminary purchase price amounts to €702 million (including €32 million cash acquired). The following figures represent the preliminary purchase price allocation and show the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed: Intangible assets €392 million, Property, plant and equipment €21 million, Inventories €23 million, Receivables €59 million, Liabilities €109 million and Deferred income tax liabilities €52 million. Intangible assets mainly relate to technology of €285 million with a useful life of seven to eight years and customer relationships of €102 million with a useful life of 16 to 20 years. Provisional goodwill of €320 million comprises intangible assets that are not separable such as employee know-how and expected synergy effects. Including effects from purchase accounting and integration costs, the acquired business contributed revenues of €59 million and a net loss of €41 million to Siemens for the period from acquisition to June 30, 2013. If the acquired business had been included as of October 1, 2012, the impact on consolidated revenues and consolidated net income for the nine months ended June 30, 2013 would have been €88 million and €(60) million, respectively.

B) DISPOSITIONS AND DISCONTINUED OPERATIONS

ba) Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of June 30, 2013 include assets held for disposal of €1,980 million and liabilities held for disposal of €127 million that do not qualify as discontinued operations, which mainly relate to NSN, see Note 5 Income (loss) from investments accounted for using the equity method, net.

bb) Discontinued operations

General

Net results of discontinued operations presented in the Consolidated Statements of Income in the three and nine months ended June 30, 2013 amount to €94 million (thereof €(26) million income tax) and €210 million (thereof €(82) million income tax) compared to the three and nine months ended June 30, 2012 of €(382) million (thereof €36 million income tax) and €(326) million (thereof €21 million income tax), respectively.

Net income from discontinued operations attributable to the shareholders of Siemens AG amounts to €92 million and €(381) million in the three months ended June 30, 2013 and June 30, 2012, respectively. Net income from discontinued operations attributable to the shareholders of Siemens AG amounts to €203 million and €(329) million in the nine months ended June 30, 2013 and June 30, 2012, respectively.

Solar business—reclassification to continuing operations

In the fourth quarter of fiscal 2012, Siemens decided to sell its solar business consisting of the former Business Units Solar Thermal Energy and Photovoltaics and classified it as held for disposal and discontinued operations since the end of fiscal 2012. In the second quarter of fiscal 2013 the solar business no longer fulfilled the conditions to be classified as held for disposal and discontinued operations as a disposal within one year was no longer considered highly probable. Regarding Photovoltaics the disposal process was terminated in March 2013 and instead the phase out of existing orders with a subsequent closure of the activities is being pursued. Regarding Solar Thermal Energy the disposal within one year was no longer highly probable due to the worsened environment in the overall market for solar thermal energy as well as a decrease of output of a solar thermal power plant within the solar thermal energy activities of Siemens. Therefore the solar business is reported within continuing operations of the Energy Sector. In the third quarter of fiscal 2013 Siemens decided to terminate the sales process for Solar Thermal Energy as well and instead is pursuing the phase out of existing orders with a subsequent closure of the activities except for the solar thermal power plant, which will be continued.

Income from continuing operations before income taxes regarding the solar business presented in the Consolidated Statements of Income for the three and nine months ended June 30, 2013 amounted to €(47) million and €(225) million, compared to the three and nine months ended June 30, 2012 of €(30) million and €(76) million, respectively. The income from continuing operations before income taxes in the nine months ended June 30, 2013 included a positive one-time adjustment of €5 million resulting from the reclassification to continuing operations. This adjustment represents the difference between impairments previously recognized due to the classification as held for disposal and the depreciation and impairments which are recognized in held for use.

OSRAM — discontinued operations, assets and liabilities held for disposal

In June 2012 Siemens decided to prepare, parallel and alternatively to the previous plan of an initial public offering, an offering of OSRAM in the form of a spin-off by issuing OSRAM shares to the shareholders of Siemens AG and a subsequent listing of these shares. In November 2012, Siemens called-off the initial public offering plan and made available a spin-off report to its shareholders in December 2012 in order to request their approval for the spin-off at the Annual Shareholders’ Meeting in January 2013. At the Annual Shareholders’ Meeting the shareholders of Siemens AG approved by a majority of more than 98% the spin-off of OSRAM. In February 2013, an action was brought against this resolution. Siemens considered the action to be without merit and rigorously drove the planned spin-off and public listing by initiating a so called judicial release procedure according to Section 246a German Stock Companies Act. Accordingly, in March 2013 Siemens filed a motion at the relevant court. In April 2013 the court decided in favor of Siemens, that Siemens can record the spin-off in the commercial registers despite the action. After this decision, the action was withdrawn so that the legal procedure is finalized. Siemens will retain a 17.0% stake in OSRAM after the spin-off and will additionally contribute a 2.5% stake to the Siemens Pension Trust e.V. In July 2013 Siemens completed the spin-off, listing of OSRAM and contribution of the 2.5% stake to the Siemens Pension Trust e.V., see Note 18 Subsequent Events.

Based on the shareholders’ approval Siemens recognized a spin-off liability in other current liabilities with a carrying amount of €2.2 billion and €2.6 billion as of June 30, 2013 and March 31, 2013, respectively. The spin-off liability reflects 80.5% of the fair value of OSRAM. As of June 30, 2013, Siemens - using the input of an external advisor - determined the fair value of the spin-off liability based on a discounted cash flow valuation and market multiples analyses referring to relevant comparable entities. At the end of each reporting period and at the date of the actual spin-off, Siemens measures the spin-off liability at fair value with any changes recognized in retained earnings.

The results of OSRAM are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented:

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
	(in millions of €)
Revenue	1,278	1,298	3,957	4,029
Expenses	(1,195)	(1,681)	(3,634)	(4,171)
Costs to sell/spin-off costs	(7)	(6)	(44)	(24)

Pretax gain from discontinued operations	77	(389)	279	(167)

Income taxes on ordinary activities	(36)	87	(120)	(1)
Income taxes on costs to sell/spin-off costs	—	(51)	20	(50)

Gain from discontinued operations, net of income taxes	42	(354)	178	(218)

The assets and liabilities of OSRAM are presented as held for disposal in the Consolidated Statements of Financial Position as of June 30, 2013 and September 30, 2012. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

	June 30, 2013	September 30, 2012
	(in millions of €)
Trade and other receivables	844	827
Inventories	1,010	1,044
Goodwill	274	277
Other intangible assets	193	161
Property, plant and equipment	1,460	1,416
Deferred tax assets	349	376
Other financial assets	448	138
Other assets	203	212

Assets classified as held for disposal	4,781	4,450

Trade payables	611	609
Current provisions	107	92
Other current liabilities	432	379
Pension plans and similar commitments	414	488
Other liabilities	381	304

Liabilities associated with assets classified as held for disposal	1,946	1,872

The items above are presented after elimination of intragroup balances; as of June 30, 2013, OSRAM has payables due to Siemens at the amount of €130 million.

Former segments Siemens IT Solutions and Services, SV and Com — discontinued operations

Net results of discontinued operations of Siemens IT Solutions and Services, SV activities and the former operating segment Com presented in the Consolidated Statements of Income in the three and nine months ended June 30, 2013 amounted to €52 million (thereof €10 million income tax) and €41 million (thereof €19 million income tax), compared to the three and nine months ended June 30, 2012 of €(22) million (thereof €— million income tax) and €(100) million (thereof €71 million income tax), respectively. The net results in the three months ended June 30, 2013 mainly relate to change in estimates with regard to transaction-related provisions regarding Siemens IT Solutions and Services and EN.

3. OTHER OPERATING INCOME

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
	(in millions of €)
Gains on disposals of businesses	5	—	13	5
Gains on sales of property, plant and equipment and intangibles	11	17	56	52
Other	62	82	208	265

Other operating income	78	98	277	322

4. OTHER OPERATING EXPENSE

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
	(in millions of €)
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	(12)	(9)	(30)	(16)
Other	(45)	(33)	(220)	(156)

Other operating expense	(57)	(41)	(250)	(171)

5. INCOME (LOSS) FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD, NET

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
	(in millions of €)
Share of profit (loss), net	(104)	(35)	159	(468)
Gains (losses) on sales, net	—	9	1	100
Impairment	(9)	—	(109)	(24)
Reversals of impairment	301	—	301	—

Income (loss) from investments accounted for using the equity method, net	188	(26)	352	(391)

In the three and nine months ended June 30, 2013 and 2012, item Share of profit (loss), net included €(89) million and €(93) million as well as €(15) million and €(17) million, respectively relating to EN. Due to Siemens’ commitment made to EN, which will form part of Siemens’ net investment in EN, Siemens recognized the previously unrecognized share of losses as well as the current share of losses.

In the three and nine months ended June 30, 2013, item Reversals of impairment included €301 million relating to NSN held by segment Equity Investments. On July 1, 2013, Siemens and Nokia have signed an agreement under which Nokia will acquire the shares held in NSN by Siemens for an agreed purchase price of €1,700 million. The cash consideration amounts to €1,200 million, the remaining €500 million will be granted as an interest bearing loan to Nokia, maturing one year after closing. Due to the expected closing in the fourth quarter of fiscal 2013, the investment in NSN was classified as held for disposal as of June 30, 2013. The impairment recognized on the investment in fiscal 2009 was partly reversed since its recoverable amount, represented by its fair value less cost to sell, derived from the agreed purchase price, exceeds the carrying amount of NSN after applying the equity method. The share of losses recognized for the investment in NSN in the three and nine months ended June 30, 2013 amounted to €(65) million and €(76) million, compared to the three and nine months ended June 30, 2012 of €(128) million and €(768) million, respectively.

In the nine months ended June 30, 2013, item Impairment included €(97) million related to Siemens’ solar business, see Note 2 Acquisitions, dispositions and discontinued operations.

6. INTEREST INCOME, INTEREST EXPENSE AND OTHER FINANCIAL INCOME (EXPENSE), NET

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
	(in millions of €)
Interest income	251	235	710	704

Pension related net interest expense	(72)	(78)	(222)	(232)
Interest expense, other than pension	(132)	(112)	(356)	(344)

Interest expense	(203)	(190)	(578)	(576)

Income (expense) from available-for-sale financial assets, net	(65)	13	(76)	96
Miscellaneous financial income (expense), net	33	56	(26)	(9)

Other financial income (expense), net	(32)	68	(103)	87

Total amounts of item Interest income and (expense), other than pension, were as follows:

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
	(in millions of €)
Interest income, other than pension	253	231	707	692
Interest (expense), other than pension	(132)	(112)	(356)	(344)

Interest income (expense), net, other than pension	122	120	351	349

Thereof: Interest income (expense) of operations, net	(4)	8	(1)	2
Thereof: Other interest income (expense), net	125	112	352	347

Item Interest income (expense) of operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

Item Income (expense) from available-for-sale financial assets, net includes €81 million and €100 million impairment on investments in the three and nine months ended June 30, 2013.

7. DEBT

	June 30, 2013	September 30, 2012
	(in millions of €)
Short-term
Notes and bonds	1,040	2,018
Loans from banks	1,156	1,505
Other financial indebtedness	1,441	270
Obligations under finance leases	19	33

Short-term debt and current maturities of long-term debt	3,656	3,826

Long-term
Notes and bonds (maturing until 2066)	17,655	16,194
Loans from banks (maturing until 2023)	1,266	449
Other financial indebtedness (maturing until 2027)	107	110
Obligations under finance leases	112	128

Long-term debt	19,140	16,880

	22,796	20,707

In the nine months ended June 30, 2013, Siemens issued €2.25 billion instruments in two tranches comprising €1.25 billion, 1.75% fixed-rate instruments due March 12, 2021 and €1.0 billion, 2.875% fixed-rate instruments due March 10, 2028. Additionally, Siemens issued US$500 million (€382 million as of June 30, 2013), 1.5% fixed-rate instruments due March 12, 2018.

In the nine months ended June 30, 2013, Siemens also issued US$100 million (€76 million as of June 30, 2013) in 3.5% fixed-rate, privately placed instruments maturing on March 20, 2028.

In the nine months ended June 30, 2013, the Company signed two bilateral US$500 million term loan facilities (in aggregate €765 million as of June 30, 2013). The facilities have a term of five years with two one-year extension options, were fully drawn in March 2013 and bear interest of 0.79% above three months London Interbank Offered Rate.

In the nine months ended June 30, 2013, the Company redeemed at face value €2.0 billion in 4.125% instruments on February 20, 2013. In the three months ended June 30, 2013, the Company redeemed at face value €114 million in 5.283% assignable loan.

In the nine months ended June 30, 2013, the €4.0 billion syndicated multi-currency revolving credit facility with an original term of five years has been extended by one year until April 5, 2018 with a remaining one-year extension option.

In the three month ended June 30, 2013, Siemens issued US$ 400 million (€306 million as of June 30, 2013) instruments, privately placed, maturing on June 5, 2020.

As of June 30, 2013, commercial papers in several currencies with a corresponding amount of €1.37 billion were outstanding; as of September 30, 2012, none were outstanding.

After completion of the spin-off of OSRAM, warrants issued together with US$3 billion bonds in fiscal 2012 will entitle the holders to obtain OSRAM shares in addition to Siemens shares. As a consequence, the warrants no longer qualify as equity instruments since the approval of the spin-off by the Annual Shareholders’ Meeting in January 2013. Accordingly, the warrants’ fair value of €163 million was reclassified from Additional paid-in capital to non-current other financial liabilities.

8. PENSION PLANS AND SIMILAR COMMITMENTS

PENSION BENEFITS

Significant components of defined benefit cost recognized in the Consolidated Statements of Income:

	Three months ended June 30, 2013			Three months ended June 30, 2012
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Current service cost	123	89	34	107	75	32
Net interest cost	69	47	22	70	41	29
Net interest income	(1)	(1)	(1)	(4)	—	(4)

Defined benefit cost (income)	191	134	56	173	116	57

Germany	134	134		116	116
U.S.	12		12	13		13
U.K.	4		4	(2)		(2)
Other	40		40	45		45

	Nine months ended June 30, 2013			Nine months ended June 30, 2012
	Total	Domestic	Foreign	Total	Domestic	Foreign
	(in millions of €)
Current service cost	372	265	107	315	225	90
Net interest cost	205	139	67	206	124	83
Net interest income	(2)	(1)	(1)	(12)	—	(12)

Defined benefit cost (income)	575	402	173	509	348	161

Germany	402	402		348	348
U.S.	34		34	39		39
U.K.	13		13	(4)		(4)
Other	126		126	126		126

Pension obligations and funded status

At the end of the first nine months of fiscal 2013, the combined funded status of Siemens’ pension plans states an underfunding of €8.5 billion, compared to an underfunding of €8.9 billion at the end of fiscal 2012.

The weighted-average discount rate used to determine the estimated DBO of Siemens’ pension plans as of June 30, 2013, and September 30, 2012, is 3.4% and 3.2%, respectively.

Contributions made by the Company to its pension plans in the three months ended June 30, 2013 and 2012, were €69 million and €62 million, respectively and €407 million and €444 million, respectively, in the nine months ended June 30, 2013 and 2012.

OTHER POSTEMPLOYMENT BENEFITS

Defined benefit cost recognized in the Consolidated Statements of Income for other post-employment benefit plans for the three months ended June 30, 2013 and 2012, were €9 million and €12 million, respectively and €28 million and €40 million, respectively in the nine months ended June 30, 2013 and 2012.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans resulted in an underfunding of €0.6 billion and €0.7 billion, respectively, as of June 30, 2013 and September 30, 2012.

9. PROVISIONS

Transportation & Logistics of the Infrastructure & Cities Sector incurred project charges including €260 million related to high-speed trains for delays for receiving certification for new high-speed trains in the current period.

10. SHAREHOLDERS’ EQUITY

TREASURY STOCK

In August 2012, Siemens announced a share buy back amounting to up to €3 billion by December 30, 2012. This share buy back program ended in November 2012. In addition, under the current authorization to acquire treasury stock given by resolution at the Annual Shareholders’ Meeting, the Company repurchased as many treasury shares as necessary to keep the number of treasury stock at a set level until the effective date of the planned spin-off of OSRAM. In the nine months ended June 30, 2013, Siemens repurchased 17,150,820 treasury shares at weighted average costs per share of €78.66.

In the nine months ended June 30, 2013 and 2012, Siemens transferred a total of 3,626,164 and 4,961,752 of treasury stock, respectively, in connection with share-based payment plans.

DIVIDEND

At the Annual Shareholders’ Meeting on January 23, 2013, the Company’s shareholders resolved on the appropriation of net income of Siemens AG, approving and authorizing a dividend of €3.00 per share, representing a €2.5 billion dividend payment.

OTHER COMPREHENSIVE INCOME

The changes in other comprehensive income including non-controlling interests are as follows:

	Three months ended June 30, 2013			Three months ended June 30, 2012
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
	(in millions of €)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	728	(324)	404	(1,529)	404	(1,124)

Items that may be reclassified subsequently to profit or loss:
Unrealized holding gains (losses) on available-for-sale financial assets	23	5	28	37	1	39
Reclassification adjustments for gains (losses) included in net income	5	1	5	2	—	2

Net unrealized gains (losses) on available-for-sale financial assets	28	5	34	40	1	41
Unrealized gains (losses) on derivative financial instruments	63	(16)	48	(254)	76	(178)
Reclassification adjustments for gains (losses) included in net income	(10)	3	(7)	52	(21)	32

Net unrealized gains (losses) on derivative financial instruments	54	(13)	41	(201)	55	(146)
Foreign-currency translation differences	(585)	—	(585)	613	—	613

	(503)	(7)	(510)	452	56	508

Other comprehensive income	225	(332)	(106)	(1,076)	460	(616)

	Nine months ended June 30, 2013			Nine months ended June 30, 2012
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
	(in millions of €)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	547	(198)	349	(1,964)	770	(1,193)

Items that may be reclassified subsequently to profit or loss:
Unrealized holding gains (losses) on available-for-sale financial assets	36	2	38	208	(3)	205
Reclassification adjustments for gains (losses) included in net income	3	1	4	(83)	—	(83)

Net unrealized gains (losses) on available-for-sale financial assets	39	4	42	126	(3)	122
Unrealized gains (losses) on derivative financial instruments	142	(37)	105	(194)	64	(129)
Reclassification adjustments for gains (losses) included in net income	(32)	9	(22)	83	(30)	53

Net unrealized gains (losses) on derivative financial instruments	110	(27)	83	(110)	34	(76)
Foreign-currency translation differences	(619)	—	(619)	1,062	—	1,062

	(471)	(24)	(494)	1,078	31	1,108

Other comprehensive income	77	(222)	(145)	(886)	801	(85)

As of June 30, 2013 and 2012, cumulative income (expense) of €(137) million and €(127) million is recognized in line item Other comprehensive income, net of tax which relates to non-current assets or disposal groups classified as held for disposal.

11. COMMITMENTS AND CONTINGENCIES

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	June 30,	September 30,
	2013	2012
	(in millions of €)
Credit guarantees	581	326
Guarantees of third-party performance	1,293	1,562
HERKULES obligations	1,890	2,290
Other guarantees	2,116	3,632

Guarantees	5,880	7,810

As of June 30, 2013 and September 30, 2012, in addition to guarantees disclosed above, Siemens has guarantees relating to discontinued operations of €107 million and €396 million, respectively. The table above includes credit guarantees of €299 million as of June 30, 2013, which relate to a reclassification of a disposal group from discontinued to continuing operations. Item Other guarantees decreased in the nine months ended June 30, 2013, mainly due to the expiration of indemnifications issued in connection with dispositions of business entities.

The Company has ongoing regular tax audits concerning open income tax years in a number of jurisdictions. Best estimates are taken for provisions for all open tax years. Among others, the German Tax Audit scrutinizes the deductibility of expense connected with the buy-back of the convertible bond issued in 2003 in the context of tax audit for the fiscal years 2006 to 2009 and issued a corresponding tax assessment. Accordingly, Additional paid-in capital was reduced by €553 million and a tax expense in the amount of €53 million was recognized. Siemens filed an objection against the assessment and will rigorously defend the deductibility in court.

12. LEGAL PROCEEDINGS

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

PUBLIC CORRUPTION PROCEEDINGS

Governmental and related proceedings

In February 2013, Siemens AG and the European Investment Bank (EIB) signed a settlement agreement addressing alleged past violations of the EIB’s anti-fraud policy. The settlement includes a commitment by Siemens that the concerned business unit will voluntarily refrain from bidding on projects financed by the EIB for a period of 18 months. Further, Siemens commits to provide funds, totaling €13.5 million over five years, to organizations or institutions that promote good governance and the fight against corruption.

Civil litigation

As previously reported, Siemens AG reached a settlement with nine out of eleven former members of the Managing and Supervisory Board in December 2009. The settlement relates to claims of breaches of organizational and supervisory duties in view of the accusations of illegal business practices that occurred in the course of international business transactions in calendar 2003 to 2006 and the resulting financial burdens for the Company. The Annual Shareholders’ Meeting approved all nine settlements between the Company and the former members of the Managing and Supervisory Board in January 2010. The shareholders also approved a settlement agreement between the Company and its directors and officers insurers regarding claims in connection with the D&O insurance of up to €100 million. Siemens recorded €96 million gains, net of costs, from the D&O insurance and the nine settlements. In January 2010, Siemens AG filed a lawsuit with the Munich District Court I against the two former board members who were not willing to settle, Dr. Thomas Ganswindt and Heinz-Joachim Neubürger. The criminal proceedings pending with the Munich District Court I against Dr. Ganswindt were terminated in July 2011. Against this backdrop, Siemens AG reached a settlement with Dr. Thomas Ganswindt in November 2012, which was subject to the approval of the Annual Shareholders’ Meeting. The Annual Shareholders’ Meeting of Siemens AG approved the settlement agreement with Dr. Ganswindt in January 2013. Therefore Siemens withdrew from the proceedings pending before the Munich District Court I in March 2013, as provided for in the settlement. The lawsuit against Heinz-Joachim Neubürger is still pending. In January 2013, Mr. Neubürger filed a counter claim against Siemens AG, requesting the transfer of Stock Awards in fiscal 2004 and 2005 plus dividends and interest. Siemens AG is contesting this counterclaim.

OTHER PROCEEDINGS

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. In February 2013 TVO announced that it is preparing for the possibility that the start of the regular electricity production of the plant may be postponed until calendar year 2016. The supplier consortium and TVO continue to assess the schedule and the risk of further slippage in detail. The final phases of the plant completion require the full cooperation of all parties involved. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim to €1.94 billion (and has not updated it since then). TVO rejected the claims and made counterclaims against the supplier consortium consisting primarily of damages due to the delay. In June 2012, the arbitral tribunal rendered a partial award ordering the release of withheld milestone payments to the supplier consortium of approximately €101 million plus interest. As of September 2012, TVO’s alleged counterclaims amounted to €1.59 billion based on a delay of up to 56 months. Based on a completion in August 2014, TVO estimates that its counterclaims amount to €1.77 billion. The further delay beyond 56 months (beyond December 2013) as well as the materialization of the risk of further slippages in the schedule for the completion of the plant could lead TVO to further increase its counterclaims. The arbitration proceedings may continue for several years.

As previously reported, in June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities. On October 4, 2011, the U.S. Department of Commerce notified Siemens that it closed its case without taking further action. On January 24, 2013, the U.S. Department of the Treasury notified Siemens that it closed its case without taking further action.

As previously reported, in December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on Siemens that seeks records of consulting payments for business conducted by the Building Technologies Business Unit in New York State over the period from January 1, 2000 through September 30, 2011. In June 2013, the authority notified Siemens that it closed its case.

As previously reported, Siemens is involved in a power plant construction project in the United States. Siemens Energy, Inc., USA, and Kvaerner North American Construction, Inc., USA (Kvaerner) are consortium partners in this project commissioned by Longview Power LLC, USA (Longview). Foster Wheeler North America Corp, USA (Foster Wheeler), supplied the boiler for the project. Kvaerner filed an arbitration request before the American Arbitration Association in June 2011, and in October and November 2012, the parties filed claims for monetary damages against one another. The amounts claimed by Longview and Foster Wheeler from the consortium partners total approximately US$243 million. Siemens filed claims for monetary damages of approximately US$110 million against Longview and Foster Wheeler. Kvaerner claims approximately US$252.8 million from Longview and Foster Wheeler.

As previously reported, companies of the OSRAM Licht Group were involved in numerous patent lawsuits on Light Emitting Diodes (LED) technology with companies of the corporate group of LG Electronics Inc., South Korea (LG Electronics) and LG Innotek Co., Ltd., South Korea (LG Innotek and, together with LG Electronics, the LG Group) in Germany, the United States, South Korea, Japan and China. At the end of October 2012, the LG Group and OSRAM GmbH concluded a settlement agreement. According to the agreement all pending patent disputes on LED technology between the LG Group and the OSRAM Licht Group world-wide were dismissed to the extent possible.

In September 2011, plaintiff Imran Chaudri sued OSRAM SYLVANIA Inc. (OSRAM SYLVANIA), claiming to represent a US-wide class of purchasers of Silverstar®-headlights. The plaintiff claims that the packaging for the headlights is false and misleading under the New Jersey Consumer Fraud Act and related state doctrines. Plaintiffs intend to seek class certification. OSRAM SYLVANIA is defending itself against the actions.

As previously reported, Siemens A.E. entered into a subcontract agreement with Science Applications International Corporation, Delaware, USA, (SAIC) in May of 2003 to deliver and install a significant portion of a security surveillance system (the C4I project) in advance of the Olympic Games in Athens, Greece. Siemens A.E. fulfilled its obligations pursuant to the subcontract agreement. Nonetheless, the Greek government claimed errors related to the C4I-System and withheld amounts for abatement in a double-digit million euro range. Furthermore, the Greek government withheld final payment in a double-digit million € range, claiming that the system had not been finally accepted. Although Siemens A.E. is not a contractual party of the Greek government, under Siemens A.E’s subcontract agreement with SAIC non-payment by the Greek government also has an economic effect on Siemens A.E. SAIC has filed for arbitration contesting all the Greek government’s claims and the withholding of payments. In July 2013, the arbitration court issued an arbitral award ordering the Greek State to pay €40 million. The final resolution of this dispute has been complicated by public bribery and fraud allegations against Siemens A.E. in Greece, which have resulted in extensive negative media coverage concerning the C4I system.

In January 2013, Siemens Electrical, LLC, USA (Siemens Electrical), an entity wholly-owned by Siemens Industry, Inc., USA, entered into a Deferred Prosecution Agreement (DPA) with the New York County District Attorney’s Office. The DPA relates to misconduct concerning Master Electrician and Minority Business Enterprise requirements in connection with contracts with the New York City Department of Environmental Protection. The individuals responsible for the admitted misconduct were Siemens’ former business partners to the predecessor to Siemens Electrical. Under the terms of the DPA, Siemens Electrical agreed to, among other things, forfeit US$10 million. The case will be dismissed after two years if the company meets certain specified conditions under the DPA.

In March 2013, Nokia Siemens Networks B.V. (NSN), Nokia Corporation and Nokia Finance International B. V. (Nokia Finance) filed a request for arbitration against Siemens AG. NSN, Nokia Corporation and Nokia Finance sought damages in the amount of €238 million for alleged breaches of the framework agreement entered into among the parties in 2007. The claims related to a contract which had been transferred to a subsidiary of NSN. In connection with the sale of Siemens AG’s shares in NSN to Nokia on July 1, 2013, the parties agreed to settle the dispute subject to closing of the sale.

In February 2013, Siemens received a claim letter in the project business, asserting alleged claims in a lower mid-triple digit Euro million range. The alleged claims relate to damages for alleged violations of contractual obligations. Siemens rejected the alleged claims and issued own claims. Siemens presently evaluates the courses of action to resolve the matter.

For legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

13. SHARE-BASED PAYMENT

Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €34 million and €30 million in the three months ended June 30, 2013 and 2012, respectively, and to €136 million and €125 million in the nine months ended June 30, 2013 and 2012, respectively. They refer primarily to equity-settled awards.

STOCK AWARDS

Commitments to members of the Managing Board:

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining an EPS-based target. The fair value of these entitlements amounting to €6 million and €6 million, respectively, in fiscal 2013 and 2012 was determined by calculating the present value of the target amount.

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors. The fair value of these entitlements amounts to €7 million and €7 million, respectively, in fiscal 2013 and 2012.

In fiscal 2013 and 2012, agreements were entered into which entitle members of the Managing Board to Bonus Awards. The fair value of these entitlements amounting to €5 million and €5 million, respectively, in fiscal 2013 and 2012, was determined by calculating the present value of the target amount.

The remuneration system of the Managing Board is explained in detail in the Compensation Report within Siemens’ Annual Report as of September 30, 2012.

Commitments to members of the senior management and other eligible employees:

In the nine months ended June 30, 2013 and 2012, 1,308,171 and 1,080,609 stock awards were granted to members of the senior management and other eligible employees contingent upon attaining an EPS-based target. The fair value of these stock awards amounts to €85 million and €62 million, respectively, in fiscal 2013 and 2012 and corresponds to the target amount representing the EPS target attainment.

In the nine months ended June 30, 2013 and 2012, 849,908 and 947,945 stock awards were granted to members of the senior management and other eligible employees contingent upon attaining a prospective performance-based target of Siemens stock relative to five competitors. The fair value of these stock awards amounts to €53 million and €58 million, respectively, in fiscal 2013 and 2012, of which €41 million and €46 million relate to equity instruments.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Nine months ended June 30,
	2013	2012
	Awards	Awards
Non-vested, beginning of period	4,217,588	3,857,315
Granted	2,158,079	2,028,554
Vested and transferred	(1,073,355)	(1,531,944)
Forfeited	(71,187)	(85,889)
Settled	(13,653)	(21,862)

Non-vested, end of period	5,217,472	4,246,174

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS

In the nine months ended June 30, 2013 and 2012, Siemens issued a new tranche under each of the following plans: the Share Matching Plan, the Monthly Investment Plan and the Base Share Program. The Managing Board decided that shares acquired under the Monthly Investment Plan issued in fiscal 2012 are transferred to the Share Matching Plan effective February 2013. Under the Base Share Program the Company incurred pretax expense from continuing operations of €31 million and €29 million, respectively, in the nine months ended June 30, 2013 and 2012.

Entitlements to Matching Shares

	Nine months ended June 30,
	2013	2012
	Entitlements to Matching Shares
Outstanding, beginning of period	1,545,582	1,977,091
Granted	713,245	706,354
Vested and transferred	(351,548)	(1,037,292)
Forfeited	(58,780)	(44,757)
Settled	(28,140)	(35,348)

Outstanding, end of period	1,820,359	1,566,048

Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair value. In fiscal 2013 and 2012, the weighted average grant date fair value of the resulting matching shares is €57.77 and €50.35 per share respectively, based on the number of instruments granted.

14. EARNINGS PER SHARE

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
	(shares in thousands)
Income from continuing operations	1,004	1,152	3,131	3,417
Less: Portion attributable to non-controlling interest	(25)	(28)	(57)	(75)

Income from continuing operations attributable to shareholders of Siemens AG	979	1,124	3,074	3,342
Weighted average shares outstanding—basic	843,107	879,228	844,046	877,466
Effect of dilutive share-based payment	8,273	7,328	8,398	8,085

Weighted average shares outstanding—diluted	851,380	886,556	852,444	885,551
Basic earnings per share (from continuing operations)	€1.16	€1.28	€3.64	€3.81
Diluted earnings per share (from continuing operations)	€1.15	€1.27	€3.61	€3.77

As of June 30, 2013 and 2012, the dilutive earnings per share computation does not contain 21,674 thousand shares relating to warrants issued with bonds. The inclusion of those shares would have been antidilutive in the years presented. In the future, the warrants could potentially dilute basic earnings per share.

Share-based payment plans are dilutive at the Income from continuing operations level and so, have been treated as dilutive for the purpose of diluted earnings per share. The diluted loss per share from discontinued operations is lower than basic loss per share from discontinued operations because of the effect of losses from discontinued operations.

15. SEGMENT INFORMATION

Segment information is presented for continuing operations. Accounting policies for Segment information are based on those used for Siemens, which are described in Note 2 Summary of significant accounting policies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2012, unless described below. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments, except for central infrastructure costs which are primarily allocated to the Sectors. Intersegment transactions are based on market prices.

RECONCILIATION TO SIEMENS’ CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the reportable segments to Total assets of Siemens’ Consolidated Statements of Financial Position:

	June 30,	September 30,
	2013	2012
	(in millions of €)
Assets of Sectors	28,407	23,899
Assets of Equity Investments	2,793	2,715
Assets of SFS	18,046	17,405

Total Segment assets	49,246	44,019

Reconciliation:
Assets Centrally managed portfolio activities	(281)	(448)
Assets SRE	4,863	5,018
Assets Corporate items and pensions(1)	(10,898)	(11,693)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intra-group financing receivables and investments	36,843	22,046
Tax-related assets	3,622	4,453
Liability-based adjustments:
Pension plans and similar commitments	9,325	9,801
Liabilities	40,114	42,072
Eliminations, Corporate Treasury, other items (2)	(26,320)	(7,017)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information(1)	63,585	71,354

Total assets in Siemens’ Consolidated Statements of Financial Position	106,514	108,251

(1)	In accordance with Siemens’ segment measurement principles, effects from adopting IAS 19R retrospectively increased Assets of line item Corporate items and pension by €147 million and decreased line item Total Eliminations, Corporate Treasury and other reconciling items by €176 million compared to previously reported amounts as of September 30, 2012.

(2)	Includes assets and liabilities reclassified in connection with discontinued operations.

In the nine months ended June 30, 2013 and 2012, Corporate items and pensions in the column Profit includes €(127) million and €14 million income (expense), respectively, related to corporate items, as well as €(319) million and €(297) million income (expense), respectively, related to pensions. In accordance with Siemens’ segment measurement principles, effects from adopting IAS 19R retrospectively reduced Profit of line item Corporate items and pension by €92 million and €274 million, respectively, compared to previously reported amounts in the three and nine months ended June 30, 2012.

ADDITIONAL SEGMENT INFORMATION

In the three months ended June 30, 2013 and 2012, Profit of SFS includes interest income of €230 million and €195 million, respectively, and interest expense of €76 million and €81 million, respectively. In the nine months ended June 30, 2013 and 2012, Profit of SFS includes interest income of €655 million and €575 million, respectively, and interest expense of €239 million and €234 million, respectively.

In the nine months ended June 30, 2013, Siemens incurred €593 million charges in the Sectors for the Siemens 2014 program. These charges resulted from measures taken in the current period to reduce costs by optimizing regional footprints, adjusting capacity, and increasing process efficiency. All Sectors took a portion of these charges. They were recognized primarily in cost of goods sold and, accordingly, in gross profit as well as in marketing, selling and general administrative expenses. The charges were primarily taken in Infrastructure & Cities €212 million, Industry €197 million, and Energy €149 million.

16. RELATED PARTY TRANSACTIONS

Joint ventures and associates—Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms.

The transactions with joint ventures and associates were as follows:

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Three months ended June 30,		Three months ended June 30,
	2013	2012	2013	2012
	(in millions of €)
Joint ventures	72	69	2	7
Associates	248	148	49	54

	320	217	52	61

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Nine months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
	(in millions of €)
Joint ventures	221	346	9	16
Associates	751	376	162	177

	972	721	171	193

	Receivables		Liabilities
	June 30,	September 30,	June 30,	September 30,
	2013	2012	2013	2012
	(in millions of €)
Joint ventures	37	49	17	23
Associates	279	145	124	241

	317	194	141	264

As of June 30, 2013 and September 30, 2012, guarantees to joint ventures and associates amounted to €3,048 million and €4,769 million, respectively, including the HERKULES obligations of €1,890 million and €2,290 million, respectively.

As of June 30, 2013 and September 30, 2012 there were loan commitments to joint ventures and associates amounting to €50 million and €144 million, respectively.

Pension Entities—For information regarding the funding of our pension plans, see Note 8 Pension plans and similar commitments.

17. SUPERVISORY BOARD

Pursuant to the German Stock Corporation Act and the Articles of Association of Siemens AG, the term of all twenty members of the Supervisory Board ended at the close of the Annual Shareholders’ Meeting on January 23, 2013. The Annual Shareholders’ Meeting on January 23, 2013, elected the following ten persons to the Supervisory Board as shareholder representatives with effect from the close of the Annual Shareholders’ Meeting: Dr. Gerhard Cromme, Dr. Josef Ackermann, Gerd von Brandenstein, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Peter Gruss, Dr. Nicola Leibinger-Kammüller, Gérard Mestrallet, Güler Sabanc1 and Werner Wenning. The ten employee representatives on the Supervisory Board were elected by a conference of employee delegates on September 25, 2012, in accordance with the provisions of the German Codetermination Act. The following persons were elected by the conference as employee representatives with effect from the close of the Annual Shareholders’ Meeting on January 23, 2013: Berthold Huber, Lothar Adler, Bettina Haller, Hans-Jürgen Hartung, Robert Kensbock, Harald Kern, Jürgen Kerner, Dr. Rainer Sieg, Birgit Steinborn and Sibylle Wankel. In the constituent meeting of the newly elected Supervisory Board on January 23, 2013, Dr. Gerhard Cromme was elected as Chairman of the Supervisory Board.

18. SUBSEQUENT EVENTS

At the beginning of the fourth quarter, Siemens successfully completed its planned spin-off and listing of OSRAM. As a result, Siemens derecognized the net carrying amount of the disposal group OSRAM and the associated spin-off liability.

Joe Kaeser was appointed as new CEO of Siemens AG, effective August 1, 2013. Peter Löscher resigned as CEO and member of the Managing Board, effective at the close of July 31, 2013 by mutual consent. These changes were unanimously approved by the Supervisory Board of Siemens AG.

REVIEW REPORT

To Siemens Aktiengesellschaft, Berlin and Munich

We have reviewed the condensed interim consolidated financial statements comprising the consolidated statements of income, comprehensive income, financial position, cash flow and changes in equity, and notes to the condensed interim consolidated financial statements, and the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2012 to June 30, 2013 which are part of the quarterly financial report pursuant to Sec. 37x (3) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.

We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW - Institute of Public Auditors in Germany) and in supplementary compliance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report is not prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.

Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU or that the interim group management report is not prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.

Munich, August 2, 2013

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer

QUARTERLY SUMMARY

(in €, except where otherwise stated)

	FY 2013			FY 2012
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	19,248	18,011	18,146	21,754	19,542	19,297	17,902
Income from continuing operations (in millions of €)	1,004	982	1,146	1,234	1,152	979	1,286
Net income (in millions of €)	1,098	1,030	1,214	1,191	770	938	1,383
Free cash flow (in millions of €)(1)	973	1,375	(1,433)	4,333	899	532	(1,014)

Key capital market data
Basic earnings per share(1)	1.16	1.14	1.34	1.35	1.28	1.08	1.45
Diluted earnings per share(1)	1.15	1.13	1.33	1.34	1.27	1.07	1.44

Siemens stock price (2)
High	85.87	86.88	82.99	79.50	76.44	79.71	78.19
Low	76.00	76.83	76.19	66.44	63.06	72.14	65.67
Period-end	77.65	84.03	82.20	77.61	66.14	75.59	73.94
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	(9.70)	3.60	0.42	4.88	(4.87)	(11.37)	1.34
Compared to MSCI World index	(8.24)	(1.73)	3.43	10.64	(7.44)	(5.16)	0.95
Number of shares issued (in millions)	881	881	881	881	914	914	914
Market capitalization (in millions of €)(3)	65,440	70,864	69,274	66,455	58,151	66,439	64,790

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+	A+	A+	A+	A+
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	A1	A1

(1)	Continuing operations.

(2)	XETRA closing prices, Frankfurt.

(3)	On the basis of outstanding shares.

FINANCIAL CALENDAR(1)

Fourth-quarter financial report and preliminary figures for fiscal year	Nov. 7, 2013
Annual Shareholders’ Meeting for fiscal 2013	Jan. 28, 2014

(1)	Provisional Updates will be published at: www.siemens.com/financial-calendar

Information resources

Address

Siemens AG

Wittelsbacherplatz 2

80333 Munich

Germany

Internet	www.siemens.com

Phone	+49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com

Copyright notice

Designations used in this document may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2013 by Siemens AG, Berlin and Munich

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 2, 2013	/s/	DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

	/s/	DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling